Exhibit 99.1

Implementation Agreement

BBG Australia Pty Ltd

ACN 113 996 384

and

Barbeques Galore Limited

ABN 92 008 577 759

MLC Centre Martin Place Sydney New South Wales 2000 Australia

Telephone +61 2 9225 5000 Facsimile +61 2 9322 4000

www.freehills.com DX 361 Sydney

SYDNEY MELBOURNE PERTH BRISBANE SINGAPORE

Correspondent Offices HANOI HO CHI MINH CITY JAKARTA KUALA LUMPUR

Reference EDN:31B

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Implementation Agreement

8	Public announcement	25

	8.1 Announcement of Schemes	25
	8.2 Public announcement	25
	8.3 Co-operation	25

9	Confidentiality	25

	9.1 Conditional Termination of Existing Confidentiality Agreement	25
	9.2 Confidentiality obligations	25

10	Exclusivity obligation	26

	10.1 No solicitation	26
	10.2 Notification of approaches	27

11	Costs and expenses	27

	11.1 General costs and expenses	27
	11.2 Payment of costs incurred by BBGA	27
	11.3 Reasonable pre-estimate of costs	28
	11.4 Security for Costs	28
	11.5 Other claims	29
	11.6 Stamp duty	29
	11.7 Survival	29

12	General	29

	12.1 No representation or reliance	29
	12.2 No merger	30
	12.3 Consents	30
	12.4 Notices	30
	12.5 Governing law and jurisdiction	31
	12.6 Waivers	31
	12.7 Variation	31
	12.8 Assignment	31
	12.9 Further action	31
	12.10 Entire agreement	32
	12.11 Counterparts	32
	12.12 Invalid or unenforceable provisions	32
	12.13 Remedies cumulative	32
	12.14 Takeover bid	32
	12.15 Service of process	32

Annexure A – Share Scheme

Annexure B – Options Scheme

Annexure C - Public announcement

Annexure D – Share Scheme Deed Poll

Annexure E – Options Scheme Deed Poll

Annexure F - Options Consideration

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Implementation Agreement

This scheme implementation agreement

is made on 10 August 2005 between the following parties:

1	BBG Australia Pty Limited

ACN 113 996 384

of Level 33, 88 Phillip Street, Sydney NSW 2000

(BBGA)

2	Barbeques Galore Limited

ABN 92 008 577 759

of Building A2, Campus Business Park, 350-374 Parramatta Road

Homebush NSW 2140

(Galore)

Recitals

A.	Galore and BBGA have agreed that BBGA will acquire Galore by means of the Share Scheme and the Option Arrangement or Options Scheme.

B.	Galore and BBGA have agreed in good faith to implement the Share Scheme and Option Arrangement or Options Scheme on the terms of this agreement.

The parties agree

in consideration of, among other things, the mutual promises contained in this agreement:

1	Definitions and interpretation

1.1	Definitions

In this agreement:

ADSs means American depositary shares in Galore;

Agreed Form Banking Term Sheet means the term sheet between BBGA and BBGA’s debt provider and signed for the purposes of identification by or on behalf of BBGA and Galore;

ASIC means the Australian Securities and Investments Commission;

BBGA Information means information regarding BBGA and its Related Bodies Corporate provided by BBGA to Galore in writing for inclusion in the Explanatory Statements;

Business Day means a weekday on which trading banks are open for business in Sydney;

Competing Proposal means:

(a)	any formal proposal or formal offer by a third party not associated with BBGA to acquire all or a substantial part of the assets or business of Galore and/or its subsidiaries;

(b)

any formal proposal by a third party not associated with BBGA for a takeover bid, scheme of arrangement, amalgamation, merger, capital reconstruction, consolidation, purchase of main undertaking or other business combination involving Galore and / or its subsidiaries;

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(c)

any formal proposal by a third party not associated with BBGA to form a dual listed company structure, stapled security structure or other form of synthetic merger having the same or substantially the same effect as a takeover bid for, or scheme of arrangement in respect of, Galore; or

(d)	any formal proposal by a third party not associated with BBGA for Galore to issue a material number of its shares or other securities as consideration for the assets or securities of another person;

Complying Bidders Statement means a “bidder’s statement” as defined in section 9 of the Corporations Act which makes an offer to acquire all of the Galore Shares (other than those represented by ADSs held by Barbeques Galore, Inc.) and Options on terms no less favourable to Galore Shareholders and Optionholders than the terms of the Schemes (including the nature of the conditions of that offer);

Confidential Information means any commercial or technical information concerning:

(a)	BBGA, its Related Bodies Corporate or the persons referred to in clause 6.1(g) and any manager of those funds;

(b)	Galore or its Related Bodies Corporate,

disclosed or otherwise supplied to the other party or any of its directors, officers, employees, consultants, advisers or associates, and in whatever form or medium, but excludes any information included in an Explanatory Statement;

Confidentiality Agreement means the Confidentiality Agreement between the Company and Ironbridge Capital Pty Limited dated 3 September 2004;

Corporations Act means the Corporations Act 2001;

Costs means all third party advisory and finance costs (including out-of-pocket costs) incurred by or on behalf of BBGA in connection with the Transaction from 28 April 2005;

Court means the Federal Court of Australia;

Deed Polls means the Share Scheme Deed Poll and the Options Scheme Deed Poll (if an Options Scheme is required under clause 2.2(b));

Debt Facility Documentation means the formal documentation between BBGA and BBGA’s debt provider which substantially reflects, and is substantially consistent with, the terms set out in the Agreed Form Banking Term Sheet;

Despatch Date means the date the Share Scheme Explanatory Statement is sent to Galore Shareholders and the Options Scheme Explanatory Statement is sent to Optionholders (if an Options Scheme is required under clause 2.2(b));

Effective means, when used in relation to a Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 41l(4)(b) in relation to the Scheme;

Effective Date means the date the Share Scheme becomes Effective;

Encumbrance means a charge, mortgage, pledge, bill of sale, hypothecation, lien, arrangement concerning the deposit of documents evidencing title, trust, power,

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title retention arrangement or any other covenant or arrangement of any nature made to secure the payment of money or the observance of an obligation or under which a creditor is entitled to claim that it has a right to receive payment, or to have an obligation owed to it satisfied, in priority to another creditor;

End Date means 31 December 2005;

Exclusivity Period means the period from and including the date of this agreement to the earlier of 31 December 2005 and the date of termination of this agreement;

Existing Facilities means the facilities provided by Australia and New Zealand Banking Group Limited under the Variation Letter dated 21 July 2005 and by Union Bank of California under the Loan and Security Agreement dated 23 November 2004;

Explanatory Statements means the Share Scheme Explanatory Statement and Options Scheme Explanatory Statement;

FATA means the Foreign Acquisitions and Takeovers Act 1975 (Cth);

Finance Conditions Precedent means those conditions precedent to drawdown initialled by or on behalf of BBGA and Galore under the Agreed Form Banking Term Sheet;

Finance Debt means any indebtedness, present or future, actual or contingent in respect of:

(a)	money borrowed or raised (including under any bill acceptance, endorsement or discounting facility);

(b)

any finance lease, hire purchase agreement or other facility whereby there is an obligation to deliver assets or services paid for in advance by a financier or otherwise relating to a financing transaction;

(c)	any derivative transaction relating to financial instruments, including any swap, option, hedge, forward, futures or similar transaction; or

(d)	a redeemable share or stock; or

(e)	any other financial accommodation that has a similar economic effect as any of the forms of financial accommodation referred to in paragraphs (a)-(d),

but does not include the bank guarantee required under clause 11.4(a);

FIRB Approval means one of the following occurring:

(a)

BBGA receiving a notice, on terms acceptable to BBGA, from the Federal Treasurer of the Commonwealth of Australia (or his agent) to the effect that there is no objection to the Transaction under the Commonwealth Government’s foreign investment policy; or

(b)	the period provided for under the FATA during which the Treasurer may make orders under sections 18 or 22 of the FATA prohibiting the Transaction having elapsed without any such order being made; or

(c)

if an interim order under section 22 of the FATA prohibiting the Transaction is made, the subsequent period for making a final order prohibiting the Transaction having elapsed without any such order being made;

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First Court Date means the first day on which an application made to the Court to convene a meeting in relation to the Share Scheme and any Options Scheme required under clause 2.2(b) pursuant to Section 411(1) of the Corporations Act is heard;

Galore Board means the board of directors of Galore;

Galore Shareholders means each person who is registered in the register of members as the holder of Galore Shares;

Galore Shares means fully paid ordinary shares of Galore (including shares represented by ADSs but excluding Galore Shares represented by ADSs held by Barbeques Galore Inc. if such Galore Shares are not cancelled or otherwise bought back on or prior to the Implementation Date);

Government Agency means any foreign or Australian government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any state;

GST has the meaning given to it in the A New Tax System (Goods and Services Tax) Act 1999 (Cth);

Implementation Date means the fifth Business Day following the Record Date, or such other date as NASDAQ or SEC may require;

Indemnified Parties means Galore and its directors and officers;

Intellectual Property means all items of intangible property and includes trademarks and service marks (whether or not registered or registration has been applied for), domain names, trade names, business names, designs, brand names, patents, patent applications, inventions (whether or not patented), trade secrets and copyrights (whether or not registered or registration has been applied for);

NASDAQ means National Association of Securities Dealers Automated Quotation;

NASDAQ Marketplace Rules means the official rules of the NASDAQ;

Option Arrangement means an agreement between Galore and Optionholders in a form agreed by BBGA in writing pursuant to which all Options will be cancelled in return for payment of the consideration payable to Optionholders for the cancellation of each Option as set out in annexure F, conditional upon the Share Scheme becoming Effective;

Optionholder means each person who is a holder of Options;

Options means options over unissued Galore Shares;

Options Consideration means the consideration payable to Optionholders for the cancellation of each Option under the Option Arrangement or Options Scheme as set out in annexure F;

Options Scheme means a scheme of arrangement under Part 5.1 of the Corporations Act between Galore and the Optionholders substantially in the form of annexure B subject to:

(a)	any alterations or conditions made or required under section 411(6) of the Corporations Act; and

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(b)	any alterations approved in writing by BBGA and Galore before a Court order is made convening the Options Scheme Meeting;

Options Scheme Deed Poll means the deed poll to be executed by BBGA substantially in the form of annexure E whereby BBGA covenants in favour of Optionholders to perform its obligations under this agreement and the Options Scheme (if an Options Scheme is required under clause 2.2(b));

Options Scheme Explanatory Statement means the explanatory statement and notice of meeting of Optionholders to be approved by the Court and sent to the Optionholders relating to the Options Scheme (if an Options Scheme is required under clause 2.2(b));

Options Scheme Meeting means the meeting or meetings to be convened by the Court in relation to an Options Scheme (if an Options Scheme is required under clause 2.2(b)) pursuant to section 411(1) of the Corporations Act;

Options Scheme Participants means Optionholders as at the Record Date;

Prescribed Occurrence means the occurrence of any of the following:

(a)	Galore converting all or any of its shares into a larger or smaller number of shares;

(b)	Galore or a subsidiary of Galore resolving to reduce its share capital in any way or reclassifying, combining, splitting, redeeming or repurchasing directly or indirectly any of its shares or options;

(c)	Galore or a subsidiary of Galore:

(1)	entering into a buy-back agreement; or

(2)	resolving to approve the terms of a buy-back agreement under the Corporations Act or any other applicable laws,

other than pursuant to the cancellation of ADSs held by Barbeques Galore Inc.;

(d)

Galore declaring, paying or distributing any dividend, bonus (including any form of employee retention payment or bonus) or other share of its profits or assets (other than employee bonuses in the ordinary course of business consistent with Galore’s existing policies and that are specifically disclosed in writing to BBGA prior to the date of this agreement);

(e)

Galore or a subsidiary of Galore issuing shares (other than pursuant to the exercise of an Option on issue as at the date of this agreement), or granting an option over its shares, or agreeing to make such an issue or grant such an option;

(f)

Galore or a subsidiary of Galore issuing, or agreeing to issue, securities or other instruments convertible into shares or debt securities or amending or agreeing to amend the terms of any existing securities (including the Options);

(g)	Galore or a subsidiary of Galore making any change to its constitution;

(h)	Galore or a subsidiary of Galore disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

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(i)	Galore or a subsidiary of Galore:

(1)	acquiring or disposing of;

(2)	agreeing to acquire or dispose of; or

(3)	offering, proposing, announcing a bid or tendering for,

any business, assets, entity or undertaking, the aggregate value of which exceeds $500,000;

(j)	Galore or a subsidiary of Galore creating, or agreeing to create, any Encumbrance over the whole, or a substantial part, of its business or property otherwise than:

(1)	in the ordinary course of business; or

(2)	a lien which arises by operation of law or legislation securing an obligation that is not yet due;

(k)	Galore or a subsidiary of Galore resolving that it be wound up (or any comparable process being resolved to be undertaken in any relevant jurisdiction outside Australia);

(l)	a liquidator or provisional liquidator of Galore or of a subsidiary of Galore being appointed (or any comparable appointment occurring in any relevant jurisdiction outside Australia);

(m)	a court making an order for the winding up of Galore or of a subsidiary of Galore (or any comparable order being made in any relevant jurisdiction outside Australia);

(n)	an administrator (or other comparable third party official appointment) of Galore or of a subsidiary of Galore being appointed under the Corporations Act or any other applicable legislation;

(o)	Galore or a subsidiary of Galore executing a deed of company arrangement (or any comparable process being undertaken in any relevant jurisdiction outside Australia);

(p)

a receiver, or a receiver and manager, being appointed in relation to the whole, or a substantial part, of the property of Galore or of a subsidiary of Galore (or any comparable appointment occurring in any relevant jurisdiction outside Australia);

(q)

Galore or a subsidiary of Galore entering into or materially amending any employment, consulting, severance, redundancy or similar agreement or arrangement with officers, directors or other executives of Galore or a subsidiary of Galore or otherwise materially increasing compensation or benefits for any of the above other than as provided for in contractual arrangements in effect on the date of this agreement or as otherwise fairly disclosed in writing to BBGA prior to the date of this agreement;

(r)

Galore or a subsidiary of Galore entering into any enterprise bargaining agreement other than in the ordinary course of business or pursuant to contractual arrangements in effect on the date of this agreement;

(s)

Galore or a subsidiary of Galore taking or omitting to take action which would result in a breach of law material to Galore and its subsidiaries, other than as contemplated in paragraph (y) of this definition;

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(t)

Galore or a subsidiary of Galore entering into or resolving to enter into a transaction with any related party of Galore as defined in section 228 of the Corporations Act other than a transaction resulting from ordinary customer and supplier relationships and entered into on ordinary arm’s length terms;

(u)	Galore or any of its subsidiaries amending or agreeing to amend the terms of any Encumbrance granted by Galore or any of its subsidiaries;

(v)

Galore or any of its subsidiaries undertaking or committing to capital expenditure which, when combined with capital expenditure already incurred or committed by Galore and its subsidiaries since 1 February 2005, in aggregate exceeds US$6.5 million;

(w)

Galore or a subsidiary of Galore incurring any Finance Debt which is not in the ordinary course of its business or which would cause the aggregate amount of Finance Debt as at the Implementation Date of Galore and its subsidiaries to exceed A$30,000,000;

(x)	any person and its associates (other than BBGA and its associates) acquiring a relevant interest (as defined in the Corporations Act) in at least 50% of Galore Shares;

(y)

Galore failing to comply with its disclosure obligations under the NASDAQ Marketplace Rules or US Securities Laws in any material respect other than as a result of the restatement by Galore of its financial statements for the years ended 31 January in each of 2001, 2002, 2003 and 2004 as fairly disclosed in writing to BBGA prior to the date of this agreement;

(z)

the conversion of any floating charge into a fixed charge over any material asset of Galore or a subsidiary of Galore or any material change in the nature of the form of an Encumbrance over any material asset of Galore or a subsidiary of Galore which may limit the ability of Galore or a subsidiary of Galore to deal with that asset; or

(aa)

any Galore subsidiary ceases for any reason to be directly or indirectly wholly owned by Galore or any agreement or arrangement is entered into (whether conditional or not) that gives any person other than Galore and its subsidiaries a right or entitlement to be issued with or transferred securities in a Galore subsidiary, but not where the event was:

(bb)	required or necessary to give effect to this agreement or the Schemes or Option Arrangement;

(cc)	fairly disclosed in writing by Galore to BBGA before the date of this agreement; or

(dd)	undertaken with BBGA’s prior written consent;

PS 60 means ASIC’s Policy Statement 60;

PS 142 means ASIC’s Policy Statement 142;

Record Date means 5.00pm on the fifth Business Day after the date on which the Share Scheme becomes Effective or such other date as NASDAQ or SEC may require;

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Register means the share register of Galore;

Regulatory Approvals has the meaning given to that term in clause 3.1(a);

Related Body Corporate has the meaning given in section 50 of the Corporations Act;

Scheme Meetings means the Share Scheme Meeting and any Options Scheme Meeting;

Schemes means the Share Scheme and any Options Scheme required under clause 2.2(b);

SEC means the United States Securities and Exchange Commission;

Second Court Date means the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Share Scheme and any Options Scheme required under clause 2.2(b) is heard;

Share Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act between Galore and Galore Shareholders substantially in the form of annexure A subject to:

(a)	any alterations or conditions made or required under section 411(6) of the Corporations Act; and

(b)	any alterations approved in writing by BBGA and Galore before a Court order is made convening the Share Scheme Meeting;

Share Scheme Consideration means A$13.00 for each Galore Share held at the Record Date by a Share Scheme Participant;

Share Scheme Deed Poll means the deed poll to be executed by BBGA substantially in the form of annexure D whereby BBGA covenants in favour of Galore Shareholders to perform its obligations under this agreement and the Share Scheme;

Share Scheme Explanatory Statement means the explanatory statement and notice of meeting of Galore Shareholders to be approved by the Court and sent to Galore Shareholders relating to the Share Scheme;

Share Scheme Meeting means the meeting to be convened by the Court in relation to the Share Scheme pursuant to section 411(1) of the Corporations Act;

Share Scheme Participants means Galore Shareholders as at the Record Date;

subsidiary has the meaning given in section 46 of the Corporations Act;

Surviving Condition means any Finance Condition Precedent which is of a nature which can only be satisfied on or about the Implementation Date, as indicated by the parties on the Agreed Form Banking Term Sheet;

Taxes means charges, deductions, duties (including stamp duty, financial institutions duty, transaction duty and bank account debit tax), fees, imposts, levies, taxes (including any consumption tax, goods and services tax and value added tax) and withholdings (together with any interest, penalties, fines and expenses in connection with any of them);

Transaction means the acquisition of Galore by BBGA through implementation of the Share Scheme and Option Arrangement or Options Scheme in accordance with the terms of this agreement; and

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US Securities Laws means all United States Federal and state securities laws, rules, regulations, opinions including but not limited to the Securities Act of 1933, the Exchange Act of 1934, the Investment Company Act of 1940, the Sarbanes-Oxley Act of 2002 and all rules and regulations promulgated thereunder.

1.2	Interpretation

In this agreement, headings are for convenience only and do not affect interpretation and, unless the context requires otherwise:

(a)	words importing the singular include the plural and vice versa;

(b)	words importing a gender include any gender;

(c)	other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning;

(d)	a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any Government Agency;

(e)

a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to this agreement, and a reference to this agreement includes any annexure, exhibit and schedule;

(f)

a reference to a statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations ordinances or by laws amending, consolidating or replacing it, whether passed by the same or another Government Agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

(g)	a reference to any document (including this agreement) is to that document as varied, novated, ratified or replaced from time to time;

(h)	the word “includes” in any form is not a word of limitation;

(i)	a reference to “A$” is to the lawful currency of Australia;

(j)	a reference to “US$” is to the lawful currency of the United States of America;

(k)	a reference to any time is a reference to that time in Sydney;

(1)	a term defined in or for the purposes of the Corporations Act has the same meaning when used in this agreement; and

(m)

a reference to the Listing Rules includes any variation, consolidation or replacement of these rules and is to be taken to be subject to any waiver or exemption granted to the compliance of those rules by a party.

1.3	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

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2	Agreement to propose Transaction

2.1	Agreement to propose Share Scheme

(a)	Galore agrees to propose the Share Scheme upon and subject to the terms and conditions of this agreement.

(b)	BBGA agrees to assist Galore in proposing the Share Scheme upon and subject to the terms and conditions of this agreement.

2.2	Agreement to propose Option Arrangement or Options Scheme

(a)

As soon as practicable after the date of this agreement, Galore must use all reasonable endeavours to procure that each Optionholder enters into an agreement pursuant to which the Optionholder agrees to be bound by the Option Arrangement.

(b)	If by 8.00am on the First Court Date:

(1)

Galore has been able to procure agreement from all Optionholders as contemplated by clause 2.2(a), Galore and BBGA agree to proceed with the Option Arrangement upon and subject to the terms and conditions of this agreement; or

(2)	Galore has been unable to procure agreement from all Optionholders as contemplated by clause 2.2(a), then:

(A)	Galore agrees to propose the Options Scheme upon and subject to the terms and conditions of this agreement.

(B)	BBGA agrees to assist Galore in proposing the Options Scheme upon and subject to the terms and conditions of this agreement.

3	Conditions precedent and pre-implementation steps

3.1	Conditions precedent

Subject to this clause 3, the obligations of BBGA under clause 5.5(b) are subject to the satisfaction or waiver of each of the following conditions precedent.

(a)	Regulatory Approvals:

(1)	ASIC: ASIC issues or provides any consents or approvals or does any other acts necessary or desirable to implement the Transaction; and

(2)

Government Agencies: all other consents or approvals of a Government Agency which Galore and BBGA agree are necessary or desirable to implement the Share Scheme and the Options Scheme (if required under clause 2.2(b)) are obtained including FIRB Approval,

(together Regulatory Approvals) before 8.00 am on the Second Court Date.

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(b)	Shareholder approval: Galore Shareholders approve the Share Scheme at the Share Scheme Meeting by the requisite majorities in accordance with section 41l(4)(a) of the Corporations Act;

(c)

Optionholder approval: Either each Optionholder agrees in writing to the Option Arrangement in a form reasonably acceptable to BBGA before 8.00 am on the First Court Date, or the Optionholders approve the Options Scheme at an Options Scheme Meeting by the requisite majorities in accordance with section 41l(4)(a) of the Corporations Act.

(d)	Court approval: The Court approves, in accordance with section 41l(4)(b) of the Corporations Act:

(1)	the Share Scheme; and

(2)	any Options Scheme required under clause 2.2(b).

(e)

Restraints: No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the Transaction is in effect at 8.00 am on the Second Court Date.

(f)	Prescribed Occurrence and breach of obligations:

(1)	No Prescribed Occurrence has occurred; and/or

(2)	Galore is not in breach, in any material respect, of its obligations under clause 5 or any of its other obligations under this agreement,

as at 5.00pm on the day before the Scheme Meetings and as at 8.00 am on the Second Court Date.

(g)

Galore’s representations and warranties: The representations and warranties of Galore set out in this agreement are true and correct in all material respects, in each case as at the date of this agreement and as at 8.00 am on the Second Court Date.

(h)

Finance conditions: All Finance Conditions Precedent are satisfied or waived in accordance with the Debt Facility Documentation by 8:00 am on the Second Court Date, other than a condition substantially in the form of:

(1)	clause 3.1(d); or

(2)	any Surviving Conditions which must be satisfied or waived in accordance with the Debt Facility Documentation on or before the Implementation Date.

(i)

Consent of Galore’s financiers: Australia New Zealand Banking Group Limited and Union Bank of California Inc consent to the change in control of Galore pursuant to the Transaction, in each case on or before 8.00 am on the Second Court Date.

3.2	Best endeavours

(a)	Galore and BBGA must each use its best endeavours to procure that:

(1)	each of the conditions precedent in clause 3.1 is satisfied as soon as practicable after the date of this agreement; and

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(2)	there is no occurrence within the control of Galore or BBGA or their subsidiaries that would prevent the conditions precedent in clause 3.1 being satisfied (as the context requires).

(b)	Without limiting clause 3.2(a), BBGA under takes that it will not, without Galore’s prior written consent:

(1)	amend any Finance Condition Precedent so as to make that condition precedent more onerous to satisfy; nor

(2)	add any other conditions precedent to drawdown under the Agreed Form Banking Term Sheet, the satisfaction of which is outside BBGA’s control.

3.3	Waiver of conditions precedent

(a)	The conditions precedent in paragraphs (a), (b), (d)(l) and (e) of clause 3.1 are for the joint benefit of Galore and BBGA and may only be waived jointly by them.

(b)	The conditions precedent in paragraphs (c), (d)(2), (f), (g), (h) and (i) of clause 3.1 are for the sole benefit of BBGA and may only be waived by BBGA.

(c)

If Optionholders fail to approve, as required by clause 3.1(c), any Options Scheme required under clause 2.2(b), BBGA may elect to proceed with the Share Scheme in which case the parties’ obligations to proceed with the implementation of the Share Scheme will be unaffected, but the parties’ obligations to proceed with the Options Scheme are terminated.

(d)	A waiver of a condition precedent in clause 3.1 does not:

(1)	constitute a waiver of a breach or non-fulfilment of any other condition precedent in clause 3.1 resulting from the same event (unless specifically stated in the waiver); or

(2)	constitute a waiver of a breach or non-fulfilment of that condition precedent resulting from any other event (unless specifically stated in the waiver).

(e)

Subject to clause 3.3(f), a waiver of any condition precedent in clause 3.1 precludes the party who has the benefit of the condition precedent from suing the other party for any breach of this agreement that resulted from any breach or non-fulfilment of the condition precedent.

(f)

If the party who has the benefit of a condition precedent in clause 3.1 waives the breach or non-fulfilment of the condition precedent on one or more terms, and the other party agrees to those terms, then those terms will apply notwithstanding any inconsistency with clause 3.3(e). If the other party does not agree to the terms of any waiver the relevant condition precedent will not be waived.

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3.4	Pre-implementation steps

Without limiting the general nature of clauses 3.1 to 3.3:

(a)	Regulatory Approvals: Each party must:

(1)	promptly apply for all relevant Regulatory Approvals specified in clause 3.1(a) and provide to the other a copy of all those applications;

(2)	take all steps it is responsible for as part of the approval process, including responding to requests for information at the earliest practicable time; and

(3)	provide the other party with all information reasonably requested in connection with the applications for Regulatory Approval.

(b)	BBGA Information: BBGA must prepare and provide to Galore the BBGA Information for inclusion in the Explanatory Statements.

(c)

Preparation of Explanatory Statements: Galore must prepare the Explanatory Statements in accordance with clause 5.1(a) and all applicable laws and in particular with the Corporations Act, US Securities Laws, PS60 and PS 142 and NASDAQ Marketplace Rules in consultation with BBGA and:

(1)

give BBGA and its representatives a reasonable opportunity to provide input as to the content and presentation of, and obtain BBGA’s consent to include the BBGA Information in, the Explanatory Statements; and

(2)	keep BBGA informed of any matters raised by ASIC in relation to the Explanatory Statements and co-operate with BBGA to resolve any such matters.

(d)

Independent expert’s report: BBGA must provide any assistance or information reasonably requested by Galore or by the independent expert in connection with the preparation of the independent expert’s report to be sent together with the Explanatory Statements.

(e)	Implementation: Galore must do all of the things set out in clauses 5.1, 5.2 and 5.4.

(f)	Galore Prescribed Occurrence: Between the date of this agreement and immediately before completion of the Share Scheme on the Implementation Date, Galore must:

(1)	not cause or permit any Prescribed Occurrence to occur (to the extent that the Prescribed Occurrence is within its control or the control of its subsidiaries); and

(2)	use its best endeavours to ensure that no Prescribed Occurrence occurs (to the extent that the Prescribed Occurrence may be outside its control or the control of its subsidiaries).

(g)	Galore to provide Explanatory Statements: As soon as practicable after Galore has completed the preparation of the final form of the Explanatory Statements, Galore must forward a copy to BBGA.

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(h)	Accuracy of BBGA Information: BBGA must confirm to Galore the material accuracy of the BBGA Information in the Explanatory Statements.

(i)

Financing Obligations: Galore must provide reasonable assistance to BBGA and its advisers in relation to BBGA obtaining its debt finance for the Transaction including providing the information (including financial information) BBGA and its advisers reasonably request about Galore and its subsidiaries so that BBGA may satisfy the conditions precedent to the provision of its debt finance on or before the Implementation Date.

(j)

Meeting of Galore Board: Galore must convene a meeting of the Galore Board to approve the Explanatory Statements as soon as practicable after Galore has settled the Explanatory Statements and clause 3.4(h) has been satisfied.

(k)

Galore new information: Galore must provide to Galore Shareholders (and to Optionholders if an Options Scheme is required under clause 2.2(b)), all such further or new information which may arise after the Despatch Date and prior to the Scheme Meetings which may be necessary to ensure that the information contained in the Explanatory Statements is not false, misleading or deceptive in any material respect.

(l)

BBGA new information: BBGA must provide to Galore any further or new BBGA Information which may arise after the Despatch Date and prior to the Scheme Meetings which may be necessary or reasonably required by Galore to ensure that the information concerning BBGA disclosed to Galore Shareholders and Optionholders is not false, misleading or deceptive in any material respect.

3.5	Consultation on failure of condition precedent

(a)	If:

(1)	a condition precedent in clause 3.1 is not satisfied by the End Date (other than in circumstances described in clause 3.5(d)); or

(2)	a condition precedent in clause 3.1 becomes incapable of being satisfied before the End Date (other than in circumstances described in clause 3.5(d)),

then Galore and BBGA must consult in good faith with a view to determining whether the Transaction may proceed by way of alternative means or methods or whether to extend the End Date.

(b)

If a condition precedent in clause 3.1 becomes incapable of being satisfied before the End Date and Galore and BBGA are unable to reach agreement under clause 3.5(a) within 5 Business Days of the date on which they both become aware that the condition precedent has become incapable of being satisfied, then unless the condition precedent is waived (and subject always to clause 3.5(d)):

(1)	in relation to any condition precedent in paragraphs (c), (f), (g) or (h) of clause 3.1, BBGA may terminate this agreement at any time with immediate effect by written notice to Galore; and

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(2)

in relation to any condition precedent in paragraphs (a), (b), (d), (e) or (i) of clause 3.1, either the party may terminate this agreement at any time with immediate effect by written notice to the other party.

(c)

If a condition precedent in clause 3.1 is not satisfied by the End Date and Galore and BBGA are unable to reach agreement under clause 3.5(a) within 5 Business Days following the End Date then, unless the condition precedent is waived (and subject always to clause 3.5(d)), either party may terminate this agreement with immediate effect by written notice to the other party.

(d)	If a condition precedent in clause 3.1 has not been satisfied or there is an occurrence that will prevent the condition precedent being satisfied by the earlier of:

(1)	the End Date; or

(2)	the date specified in this agreement for its satisfaction,

as a result of a breach of this agreement by Galore or BBGA or their respective subsidiaries or any of their respective employees or officers, then:

(3)

in the case of a breach by Galore or its subsidiaries or any of their respective employees or officers, only BBGA may terminate this agreement in relation to the failure of that condition precedent; and

(4)	in the case of a breach by BBGA or its subsidiaries or any of their respective employees or officers, only Galore may terminate this agreement in relation to the failure of that condition precedent.

(e)

Subject to the rights of the parties under clauses 6.5, 6.6, and 9, and any rights arising under clause 11 that are expressly stated to survive termination of this agreement in certain circumstances, following any termination under clauses 3.5(b), 3.5(c) or 3.5(d) no party will have any liability to the other parties in respect of this agreement, other than in respect of a breach of this agreement occurring prior to such termination.

(f)	Nothing in this clause 3.5 affects or prejudices the operation of clause 5.2.

3.6	Notice of changes

Galore and BBGA must promptly notify each other of any change, matter, event or circumstance causing, or which, so far as can reasonably be foreseen, would cause:

(a)	a representation or warranty in this agreement to be breached;

(b)	a breach or non-fulfilment of any of the conditions precedent in clause 3.1;

(c)	a material breach of this agreement; or

(d)	a material adverse effect on the financial condition or financial performance of Galore and/or any of its subsidiaries.

3.7	Regulatory approval

For the purposes of clause 3.1(a), a Regulatory Approval will be regarded as having been obtained even though a condition has been attached to that

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Regulatory Approval, if the condition cannot reasonably be considered to have a material adverse impact on the value or benefits each party considered it would derive from the Transaction.

4	Termination

4.1	Termination

Without prejudice to any other rights of termination under this agreement, either party may terminate this agreement by written notice to the other party at any time before 8.00 am on the Second Court Date if:

(a)

the other party is in material breach of any material provision of this agreement, the party wishing to terminate has given written notice to the other party setting out the relevant circumstances and stating an intention to terminate, and the relevant circumstances continue to exist 10 Business Days (or any shorter period ending at 8.00 am on the Second Court Date) from the time the notice is given; or

(b)

a Court or Government Agency has taken any action permanently restraining or otherwise prohibiting the Transaction, or has refused to do any thing necessary to permit the Transaction, and the action or refusal has become final and cannot be appealed.

4.2	Automatic termination

This agreement will terminate automatically without the need for action by any party in the event that:

(a)	the Galore Shareholders fail to approve the Share Scheme by the necessary majority at the Share Scheme Meeting; or

(b)	the Court refuses to grant an order convening the Share Scheme Meeting or approving the Share Scheme and either:

(1)	the parties fail to agree on conducting an appeal under clause 5.2 within 5 Business Days of the Court’s decision; or

(2)	the parties agree to conduct an appeal under clause 5.2 within 5 Business Days of the Court’s decision but the appeal is unsuccessful;

(c)	the Share Scheme is not approved by the Court under section 41l(4)(b) of the Corporations Act on or before the End Date; or

(d)	BBGA lodges a Complying Bidders Statement with ASIC under section 633 of the Corporations Act.

4.3	Effect of termination

(a)

If this agreement is terminated by either Galore or BBGA under clauses 3 or 4, this agreement and the parties’ obligations under this agreement cease, other than the provisions of clauses 6.5, 6.6, 8 and 9 and any rights arising under clause 11 that are expressly stated to survive termination of this agreement in certain circumstances, which will remain in force after termination.

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(b)	Termination of this agreement under clauses 3 or 4 does not prejudice the accrued rights of a party to take action in respect of a breach of this agreement occurring prior to such termination.

5	Implementation of Schemes

5.1	Galore’s obligations

Galore must take all necessary steps to implement the Share Scheme and the Options Scheme (if required under clause 2.2(b)) as soon as is reasonably practicable, including without limitation taking each of the following steps:

(a)

Explanatory Statements: prepare and despatch a Share Scheme Explanatory Statement to Galore Shareholders in respect of the Share Scheme and an Options Scheme Explanatory Statement to Optionholders in respect of an Options Scheme (if required under clause 2.2(b)) which comply with the requirements of:

(1)	the Corporations Act and the Corporations Regulations 2001;

(2)	US Securities Laws;

(3)	PS 60;

(4)	PS 142; and

(5)	the Nasdaq Marketplace Rules,

and which will include:

(6)	all details of the relevant Scheme;

(7)	in the case of the Share Scheme Explanatory Statement, notice of the Share Scheme Meeting and proxy forms for that meeting;

(8)	in the case of the Options Scheme Explanatory Statement, a notice of the Option Scheme Meeting and proxy forms for that meeting;

(9)

in the case of the Share Scheme Explanatory Statement, a report from the Independent Expert stating whether the Share Scheme is in the best interests of Galore Shareholders and, in the case of the Options Scheme Explanatory Statement, a report from the Independent Expert stating whether the Options Scheme is in the best interests of Optionholders; and

(10)	the Deed Polls;

(b)	Access to information: Until the Share Scheme becomes Effective, provide BBGA, its advisers and its representatives with reasonable access during normal business hours to:

(1)

Galore’s senior employees, officers, properties and other facilities, and to all those of its subsidiaries, for the purpose of implementing the Schemes or that may reasonably be required by BBGA, its advisers or its financiers; and

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(2)	all material information concerning Galore and its subsidiaries including information contained in any books and records of Galore or any of its subsidiaries;

(c)

Independent Expert: include the Independent Expert’s report concerning the Share Scheme in the Share Scheme Explanatory Statement and include the Independent Expert’s report concerning the Options Scheme (if required under clauses 2.2(b)) in the Options Scheme Explanatory Statement;

(d)	Counsel: engage Queens Counsel or Senior Counsel to represent Galore in all Court proceedings related to the Schemes;

(e)	registration by ASIC: request ASIC to register the Explanatory Statements in accordance with section 412(6) of the Corporations Act;

(f)	section 411(17)(b) statement: apply to ASIC for the production of a statement under section 41l(17)(b) of the Corporations Act stating that ASIC has no objection to the Schemes;

(g)	Court direction: apply to the Court for orders directing Galore to convene the Scheme Meetings, to be held on the same day;

(h)	Scheme Meetings: convene the Scheme Meetings to approve the Schemes;

(i)	Shareholder and Optionholder approval: seek Galore Shareholder approval for the Share Scheme and Optionholder approval for the Options Scheme (if required under clause 2.2(b));

(j)	Court approval: apply to the Court for orders approving the Schemes as approved by the Galore Shareholders and Optionholders at the Scheme Meetings;

(k)	Certificate: provide the Court on the Second Court Date with a certificate confirming:

(1)	whether all the conditions precedent in clause 3.1 have been satisfied or waived in accordance with the terms of this agreement;

(2)

whether between the date of this agreement and the Second Court Date anything has occurred which would, or would be likely to, prevent any condition precedent in clause 3.1 being satisfied on or before the Implementation Date;

(3)

whether Galore is aware of any matter, circumstance or event which would prevent or would be reasonably likely to prevent any condition precedent in clause 3.1 being satisfied on or before the Implementation Date; and

(4)	that the parties will return to the Court for further orders if it appears likely that any condition precedent in clause 3.1 may not be satisfied on or before the Implementation Date;

(1)	lodge copy of Court order: promptly lodge with ASIC an office copy of the Court orders approving the Schemes; and

(m)	registration: register all transfers of Galore Shares to BBGA on the Implementation Date.

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5.2	Conduct of appeals

If the Court refuses to grant an order convening the Share Scheme Meeting or approving the Share Scheme, Galore and BBGA must consult with each other in good faith as to whether to appeal the Court’s decision. If, in the opinion of counsel obtained by either party within 5 Business Days of the Court’s decision, there are reasonable prospects of successfully appealing the Court’s decision then:

(a)	Galore must appeal the Court’s decision; and

(b)	Galore and BBGA must seek to agree in good faith an extension of the End Date by a period of not more than 6 months to account for the period for determination of the appeal on an expedited basis.

5.3	Conduct of business

From the date of this agreement up to and including the Implementation Date, Galore and each of its Related Bodies Corporate must conduct their respective businesses in the ordinary and proper course of business and:

(a)	make all reasonable efforts to:

(1)	maintain their business and assets (including maintaining all insurance over the business and assets that exists at the date of this agreement);

(2)	keep available the services of their officers and employees; and

(3)	preserve their relationships with customers, suppliers, licensors, franchisees and others having business dealings with Galore and any subsidiary of Galore; and

(b)	use all reasonable efforts to ensure that all of the Finance Conditions Precedent are satisfied (to the extent those conditions precedent are within their control); and

(c)	must:

(1)	not cause or permit any Prescribed Occurrence to occur (to the extent that the Prescribed Occurrence is within their control); and

(2)	use their best endeavours to ensure that no Prescribed Occurrence occurs (to the extent that the Prescribed Occurrence may be outside their control).

5.4	Appointment of directors

Galore must, as soon as practicable on the Implementation Date after the Scheme consideration has been paid:

(a)	take all actions necessary to cause the appointment of that number of nominees of BBGA to the Galore Board which gives those nominees acting together control of the Galore Board; and

(b)	use its best endeavours to ensure that all directors on the Galore Board other than the BBGA nominees resign.

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5.5	BBGA’s obligations

(a)	BBGA must take all steps reasonably necessary to assist Galore to implement the Schemes as soon as is reasonably practicable including, without limitation, taking each of the following steps:

(1)	BBGA Information: promptly provide the BBGA Information to Galore for inclusion in the Explanatory Statements;

(2)	Independent Expert: promptly provide assistance or information reasonably requested by the Independent Expert to enable it to prepare its reports for the Explanatory Statements;

(3)

representation: procure that it is represented by counsel at the Court hearings convened for the purposes of section 411(4)(b) of the Corporations Act, at which, through its counsel, BBGA will undertake (if requested by the Court) to do all such things and take all such steps within its power as may be necessary in order to ensure the fulfilment of its obligations under this agreement and the Schemes; and

(4)	Certificate: provide the Court on the Second Court Date with a certificate confirming:

(A)	whether all the conditions precedent in clause 3.1 have been satisfied or waived in accordance with the terms of this agreement;

(B)

whether between the date of this agreement and the Second Court Date anything has occurred which would, or would be likely to, prevent any condition precedent in clause 3.1 being satisfied on or before the Implementation Date;

(C)

whether BBGA is aware of any matter, circumstance or event which would prevent or would be reasonably likely to prevent any condition precedent in clause 3.1 being satisfied on or before the Implementation Date; and

(D)	that the parties will return to the Court for further orders if it appears likely that any condition precedent in clause 3.1 may not be satisfied on or before the Implementation Date.

(b)	If:

(1)	the Share Scheme becomes Effective, BBGA must pay the Share Scheme Consideration to the Share Scheme Participants; and

(2)

the Option Arrangement is implemented in accordance with clause 2.2(a) or the Options Scheme becomes Effective, BBGA must pay the Options Consideration to Optionholders (in the case of the Option Arrangement) and to Options Scheme Participants (in the case of the Options Scheme), on the Implementation Date.

(c)

BBGA must not, and must ensure that its officers, employees, agents and advisers do not, unreasonably interfere with or obstruct the conduct by Galore of its business in the ordinary course prior to the Implementation Date. This clause 5.5(c) does not prejudice or limit:

(1)	Galore’s obligations under any other provision of this agreement;

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(2)

BBGA’s right to reasonable access to senior management of Galore and its subsidiaries prior to the Implementation Date concerning consummation and funding of the Transaction, the proposed business plan for Galore and its subsidiaries following the Implementation Date and future employment.

5.6	Payments

(a)

BBGA’s obligation to pay or procure the payment of the Share Scheme Consideration will be satisfied by BBGA dispatching or procuring the dispatch to each Share Scheme Participant, by prepaid post to their address recorded in the Register at the Record Date, of a cheque for the Share Scheme Consideration due to that Share Scheme Participant in accordance with the Share Scheme, or by electronic funds transfer to the Share Scheme Participant’s nominated bank account according to instructions held on the Register. In the case of joint holders of Galore Shares, the cheque will be forwarded to the holder whose name appears first in the Register on the Record Date

(b)

BBGA’s obligation to pay or procure the payment of the Options Consideration will be satisfied by BBGA dispatching or procuring the dispatch to each Optionholder or Options Scheme Participant (as applicable), by prepaid post to their address recorded in the register of Options at the Record Date, of a cheque for the Options Scheme Consideration due to that Optionholder or Options Scheme Participant (as applicable) in accordance with the Option Arrangement or Options Scheme (as applicable).

6	Representations and undertakings

6.1	BBGA’s representations

BBGA represents and warrants to Galore (in its own right and separately as trustee or nominee for each of the other Indemnified Parties) that:

(a)

the BBGA Information provided to Galore for inclusion in the Explanatory Statements will be true, accurate and complete in all material respects (provided that if BBGA Information is clearly referable to a certain date or certain period, it must merely be true, accurate and complete in all material respects as at that date or in respect of such period) and will be provided and on the understanding that each of the Indemnified Parties will rely on that information to prepare the Explanatory Statements in compliance with all applicable laws (including US Securities Laws, PS60 and PS142), and to propose and implement the Share Scheme and Options Scheme (if required under clause 2.2(b)) in accordance with the Corporations Act;

(b)

the BBGA Information provided under clause 3.4(b) in the Explanatory Statements, as at the date the Share Scheme Explanatory Statement is despatched to Galore Shareholders and the Options Scheme Explanatory Statement is despatched to Optionholders (if required under clause 2.2(b)), will not contain any statement which is materially misleading or deceptive including by way of omission from that statement;

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(c)

BBGA will, as a continuing obligation, provide to Galore all further or new information which arises and of which BBGA is aware after the Explanatory Statements have been despatched until the date of the Scheme Meetings which is necessary to ensure that there would be no breach of clause 6.1(b) if it applied as at the date on which that information arose;

(d)	the execution and delivery of this agreement has been properly authorised by all necessary corporate action of BBGA;

(e)	BBGA has full corporate power and lawful authority to execute, deliver and perform this agreement;

(f)

this agreement does not conflict with or result in the breach of or default under BBGA’s constitution or any other agreement or any writ, order or injunction, judgment, law, rule or regulation to which it is party or by which it is bound; and

(g)	the shareholders of BBGA’s immediate holding company are, and will be on the Implementation Date:

(1)	Ironbridge Capital A Pty Limited as trustee for the Ironbridge Capital 2003/4 Fund A (or its nominee or custodian);

(2)	Ironbridge Capital B Pty Limited as trustee for the Ironbridge Capital 2003/4 Fund B (or its nominee or custodian);

(3)	Ironbridge Capital G.P. Limited as general partner of the Ironbridge Capital 2003/4 Fund LP (or its nominee or custodian); and

(4)	certain members of the proposed new management team for Galore and its subsidiaries (or their nominees or custodians).

6.2	BBGA’s indemnity

BBGA agrees with Galore (in its own right and separately as trustee or nominee for each of the other Indemnified Parties) to indemnify the Indemnified Parties against any claim, action, damage, loss, liability, cost, expense or payment of whatever nature and however arising which any of the Indemnified Parties suffers, incurs or is liable for arising out of any breach of any of the representations and warranties in clause 6.1.

6.3	Galore’s representations

Galore represents and warrants to BBGA and its directors and officers (in its own right and separately as trustee or nominee for each of the BBGA directors and officers) that:

(a)

no information (other than the BBGA Information) contained in the Explanatory Statements, as at the date the Share Scheme Explanatory Statement is despatched to Galore Shareholders and the Options Scheme Explanatory Statement is despatched to Optionholders (if required under clause 2.2(b)), will contain any statement which is materially misleading or deceptive, including by way of omission from that statement;

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(b)	the execution and delivery of this agreement has been properly authorised by all necessary corporate action of Galore;

(c)	Galore has full corporate power and lawful authority to execute and deliver this agreement and to perform or cause to be performed its obligations under this agreement;

(d)

neither the execution nor performance of this agreement conflicts with or results in the material breach of or material default under any provision of Galore’s constitution or any material term or provision of any agreement to which Galore or any of its subsidiaries is party or any writ, order or injunction, judgment, law, rule or regulation to which Galore or any of its subsidiaries is party or subject or by which any of them is bound;

(e)	Galore’s issued securities at the date of this agreement are:

(1)	4,671,091 Galore Shares (including Galore Shares represented by ADSs); and

(2)	494,290 Options as described more fully in annexure F,

and neither Galore nor any of its subsidiaries is under any obligation to issue any Galore Shares, Options or other securities convertible into Galore Shares to any person and, except for the Options, no option exists nor is Galore or any Galore subsidiary subject to any actual or contingent obligation to issue or convert any securities.

6.4	Galore’s indemnity

Galore agrees with BBGA (in its own right and separately as trustee or nominee for each of BBGA’s directors and officers) to indemnify BBGA and its directors and officers from any claim, action, damage, loss, liability, cost, expense or payment of whatever nature and however arising which BBGA or any of its directors or officers suffers, incurs or is liable for arising out of any breach of any of the representations and warranties in clause 6.3.

6.5	Survival of representations

Each representation and warranty in clauses 6.1 and 6.3:

(a)	is given on the date of this agreement and is taken to be repeated on each subsequent date up to the Effective Date;

(b)	is severable;

(c)	survives the termination of this agreement; and

(d)	is given with the intention that liability under it is not confined to breaches which are discovered before the date of termination of this agreement.

6.6	Survival of indemnities

Each indemnity in this agreement (including those in clauses 6.2 and 6.4):

(a)	is severable;

(b)	is a continuing obligation;

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(c)	constitutes a separate and independent obligation of the party giving the indemnity from any other obligations of that party under this agreement; and

(d)	survives the termination of this agreement.

6.7	No reliance

The parties acknowledge that in entering into this agreement they have not relied on any statement, representation (whether express or implied, oral or written) or other conduct of the other party or its officers, employees and advisers except as expressly set out in this agreement.

7	Implementation committee

7.1	Formation of committee

(a)	From the date of this agreement until the date that the Share Scheme becomes Effective, an implementation committee made up of up to:

(1)	two executives or advisers representing Galore; and

(2)	two executives or advisers representing BBGA,

will be constituted. The role of the implementation committee will be to act as a forum for consultation and planning between the parties in relation to the implementation of the Transaction.

(b)

The implementation committee will meet (in person or by telephone) within 20 Business Days of the date of this agreement and will agree on subsequent dates for meetings between the date of this agreement and until the date that the Share Scheme becomes Effective.

7.2	Dispute regarding Explanatory Statements

If there is a dispute as to the content of any part of an Explanatory Statement, the parties must refer the matter to the implementation committee. The parties must procure that the implementation committee uses its reasonable endeavours to resolve the dispute within 5 Business Days. If the implementation committee is unable to resolve the dispute within this time period then:

(a)	if the dispute relates to the form or content of the BBGA Information in an Explanatory Statement, Galore must make the amendments required by BBGA; and

(b)

if the dispute relates to the form or content of any other part of an Explanatory Statement, the Galore Board will decide the final form or content of the disputed part of the relevant Explanatory Statement.

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8	Public announcement

8.1	Announcement of Schemes

Immediately after the execution of this agreement, Galore and BBGA will issue public announcements in the form of annexure C.

8.2	Public announcement

A party must not, and must procure that its officers, employees and advisers do not, make any public announcement in relation to the Transaction that are inconsistent with any public announcement approved under clause 8.1 or 8.2(b) except:

(a)

to the extent required by law including by the SEC or NASDAQ Marketplace Rules but only after it has given the other party prior notice (of at least one Business Day if possible whilst complying with all applicable laws and duties) and consulted with the other party about the form and content of the announcement; or

(b)	in a form approved by the other party (such approval not to be unreasonably withheld or delayed).

8.3	Co-operation

Subject to this clause 8, the parties agree to co-operate in respect of any external communications relating to the Transaction, including such communications with employees, suppliers and customers of Galore.

9	Confidentiality

9.1	Conditional Termination of Existing Confidentiality Agreement

(a)	Upon the Share Scheme becoming Effective, the Confidentiality Agreement is terminated and the parties’ obligations under the Confidentiality Agreement cease.

(b)	BBGA holds the rights conferred to Ironbridge Capital Pty Ltd by clause 9.1(a) as trustee for Ironbridge Capital Pty Ltd and BBGA may enforce those rights on behalf of Ironbridge Capital Pty Ltd.

9.2	Confidentiality obligations

(a)	Each party acknowledges and agrees that it will:

(1)	use the Confidential Information of the other party exclusively to produce the Explanatory Statements and implement the Schemes and not for anything else;

(2)	keep all Confidential Information of the other party in confidence;

(3)	only disclose the Confidential Information of the other party:

(A)	to those of its directors, officers, employees, consultants, professional advisers, bankers or associates who need that

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Confidential Information to produce the Explanatory Statements and owe a duty of confidentiality to the party and are aware of its obligations under this clause;

(B)	if it is already in the public domain and generally available (other than as a result of a breach of this agreement or any other confidentiality obligation);

(C)

to the extent required by law including by the SEC or NASDAQ Marketplace Rules but only after it has given the other party prior notice (of at least one Business Day if possible whilst complying with all applicable laws and duties) and consulted with the other party about the form and content of the disclosure;

(D)	to the extent that the disclosure is necessary for the purpose of implementing the Transaction, including obtaining all necessary Regulatory Approvals, and enforcing the provisions of this agreement;

(E)	to the extent that such information is required for inclusion in an Explanatory Statement or in any documents to be made available to the Court in support of a Scheme;

(F)	in the case of BBGA, to those persons referred to in clause 6.1(g) and any manager of those funds; or

(G)	with the other party’s prior written consent; and

(4)

return all Confidential Information of the other party provided to it and its directors, officers, employees, consultants, professional advisers or associates to the other party on the other party’s request, together with any copies or other record of the Confidential Information generated by any of those people.

(b)	BBGA’s obligations under clause 9.2(a) cease upon the Share Scheme becoming Effective.

10	Exclusivity obligation

10.1	No solicitation

(a)

Subject to clause 10.1(b), during the Exclusivity Period, Galore must not allow, permit or authorise any employee, officer, banker, lawyer or adviser or representative of Galore (or any of its subsidiaries) except with the prior written consent of BBGA to directly or indirectly:

(1)	solicit, encourage (including by way of providing information concerning Galore to any person), or initiate any Competing Proposal;

(2)

participate in any negotiations or discussions regarding, provide any person with any information with respect to, or take any other action to facilitate any enquiries or the making of any proposal that constitutes or may reasonably be expected to lead to a Competing Proposal; or

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(3)	enter into any agreement with respect to a Competing Proposal.

(b)

To the extent that the actions or provision of information under clause 10.1(a)(2) are required to be taken to discharge the fiduciary duties owed by any Galore director (as confirmed by senior counsel in writing prior to any such act occurring) or to prevent Galore from acting unlawfully, Galore may in response to a Competing Proposal:

(1)

provide information on Galore to any person who has, without Galore’s solicitation or initiation (direct or indirect), approached Galore and requested the information for the genuine purpose of a Competing Proposal; and

(2)	participate in discussions or negotiations with such person regarding any Competing Proposal which are not initiated or solicited by any of the persons listed in clause 10.1(a).

10.2	Notification of approaches

During the Exclusivity Period, Galore must notify BBGA promptly if it becomes aware of any:

(a)	negotiations or discussions;

(b)	approach or attempt to initiate any negotiations or discussions; or

(c)	intention to make such an approach or attempt to initiate any negotiations or discussions,

in respect of any expression of interest, offer or proposal of a kind referred to in clause 10.1(a).

11	Costs and expenses

11.1	General costs and expenses

Except as set out in clause 11.2, each party must pay its own costs and expenses in connection with the negotiation, preparation, execution, and performance of this agreement and the proposed, attempted or actual implementation of this agreement, the Share Scheme and Option Arrangement or Options Scheme.

11.2	Payment of costs incurred by BBGA

(a)	Galore must reimburse BBGA in respect of the Costs to a maximum amount of $1.2 million (plus GST) if any of the following circumstances occur:

(1)	a Competing Proposal is announced or open for acceptance and pursuant to that Competing Proposal:

(A)	the alternative BBGA acquires a relevant interest in more than 50% of all Galore Shares; and

(B)	the Competing Proposal is free or becomes free of any defeating conditions; or

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Implementation Agreement

(2)	a person other than BBGA acquires or agrees to acquire (whether or not conditionally) the whole or a substantial part of Galore’s assets, business or property; or

(3)

any of the directors of Galore fail to recommend the Transaction or withdraw, change or qualify their recommendation (including in circumstances where there is a Competing Proposal), provided that this circumstance must be ignored if a director changes his recommendation to discharge his fiduciary obligations following the receipt of an independent expert’s report on the Transaction which concludes that the Transaction is not fair nor reasonable or that it is not in the best interests of Galore Shareholders (but excluding the circumstances where such an expert conclusion is reached and a Competing Proposal, on terms more favourable to Galore Shareholders than the Transaction, exists at that time); or

(4)

Galore or any of Messrs Sam Linz, Robert Gavshon or Sydney Selati (or any of their affiliated entities that hold Galore Shares or Options), individually or collectively, indicate that they do not wish to proceed with the Transaction or that they will not support the Transaction’s consummation, other than in circumstances where Galore has a right to terminate this agreement; or

(5)	the agreement is terminated before the Transaction has been completed as a result of a material breach of this agreement by Galore.

(b)

Galore must pay BBGA the amount claimed under clause 11.2(a) within 5 Business Days of receipt by Galore of a demand for payment from BBGA where BBGA is entitled to make such demand under this clause 11.2. If required by Galore, the Costs claimed under clause 11.2(a) must be verified by invoices issued by the relevant third party to BBGA.

11.3	Reasonable pre-estimate of costs

The parties agree that:

(a)

the amount of Costs payable under clause 11.2(a) represents a reasonable pre-estimate by BBGA of the external advisory and financial costs of the proposed Transaction and all out of pocket expenses and internal costs of BBGA and its shareholders; and

(b)

notwithstanding clause 11.3(a), in the event of any Government Agency (including ASIC or the Takeovers Panel) or a court of law requiring any modification to the amount of Costs payable under clause 11.2(a) (including requiring such a modification as a condition of consenting to or approving a Scheme or as a condition of not opposing a Scheme, the parties will accept this determination and amend this agreement to that extent and it will not result in a breach of this agreement or termination of the transactions contemplated by it.

11.4	Security for Costs

(a)	As security for the obligations under clause 11.2, Galore must provide BBGA as soon as practicable after the date of this agreement (but in any

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event within 7 Business Days), with an unconditional irrevocable bank guarantee in an amount of A$1,320,000 (less costs of procuring the bank guarantee up to a maximum of A$25,000) having a term which expires no earlier than 31 March 2006 (Bank Guarantee).

(b)	BBGA has the right, without prejudice to any other remedy available to BBGA, to call on the Bank Guarantee if Galore does not comply with clause 11.2(b).

11.5	Other claims

This clause 11 does not limit the rights of Galore or BBGA in respect of any other claims that may arise under this agreement.

11.6	Stamp duty

BBGA must pay all stamp duties (if any) and any fines and penalties with respect to stamp duty in respect of this agreement or the Schemes or the steps to be taken under this agreement or the Schemes.

11.7	Survival

(a)	Subject to clause 11.7(b), the right to claim reimbursement of Costs under clause 11.2(a) will survive from termination of this agreement until 31 January 2006.

(b)

The right to claim reimbursement of Costs under clause 11.2(a)(1) will survive termination of this agreement until 31 March 2006 if a Competing Proposal is announced prior to the End Date or the date of termination, whichever is the later. The survival of rights under clause 11.2(a)(1) will only operate in respect of any Competing Proposal so announced and no other.

12	General

12.1	No representation or reliance

(a)

Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this agreement, except for representations or inducements expressly set out in this agreement.

(b)

Each party acknowledges and confirms that it does not enter into this agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this agreement.

(c)

Each party acknowledges and confirms that clauses 12.1(a) and (b) do not prejudice any rights a party may have in relation to information which has been filed by the other party with the ASIC, NASDAQ or SEC.

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12.2	No merger

The rights and obligations of the parties will not merge on completion of the Transaction. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing the Transaction.

12.3	Consents

A party may:

(a)	give conditionally or unconditionally; or

(b)	withhold,

its approval or consent in its absolute discretion unless this agreement expressly provides otherwise.

12.4	Notices

Any communication under or in connection with this agreement:

(a)	must be in writing;

(b)	must be addressed as shown below:

Galore

Name:	Barbeques Galore Limited
Address:	Building A2, Campus Business Park, 350-374 Parramatt a Road Homebush NSW 2140
Fax no:	02 9735 4222
For the attention of: Robert Gavshon
BBGA
Name:	BBG Australia Pty Limited
Address:	Level 33, 88 Phillip Street, Sydney NSW 2000
Fax no:	02 9250 8777

For the attention of: Paul Evans

(or as otherwise notified by that party to the other party from time to time);

(c)	must be signed by the party making the communication or by a person duly authorised by that party;

(d)	must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with clause 12.4(b); and

(e)	is regarded as received by the addressee:

(1)	if sent by prepaid post, on the third Business Day after the date of posting to an address within Australia, and on the fifth Business Day after the date of posting to an address outside Australia;

(2)

if sent by fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from

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which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5.00pm on a Business Day, when that communication will be regarded as received at 9.00am on the next Business Day; and

(3)

if delivered by hand, on delivery at the address of the addressee as provided in clause 12.4(b), unless delivery is not made on a Business Day, or after 5.00pm on a Business Day, when that communication will be regarded as received at 9.00am on the next Business Day.

12.5	Governing law and jurisdiction

(a)	This agreement is governed by the laws of New South Wales.

(b)	Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales and courts competent to hear appeals from those courts.

12.6	Waivers

(a)

Failure to exercise or enforce, a delay in exercising or enforcing, or the partial exercise or enforcement of any right, power or remedy provided by law or under this agreement by any party does not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this agreement.

(b)	Any waiver or consent given by any party under this agreement is only effective and binding on that party if it is given or confirmed in writing by that party.

(c)	No waiver of a breach of any term of this agreement operates as a waiver of another breach of that term or of a breach of any other term of this agreement.

12.7	Variation

This agreement may only be varied by a document signed by or on behalf of each of the parties.

12.8	Assignment

A party may not assign, novate or otherwise transfer any of its rights or obligations under this agreement (except for the creation by BBGA of security over its interests in this agreement) without the prior written consent of the other party.

12.9	Further action

Each party will do all things and execute all further documents necessary to give full effect to this agreement.

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12.10	Entire agreement

This agreement supersedes all previous agreements other than any pre-existing confidentiality agreements in respect of its subject matter and embodies the entire agreement between the parties.

12.11	Counterparts

(a)	This agreement may be executed in any number of counterparts.

(b)	All counterparts, taken together, constitute one instrument.

(c)	A party may execute this agreement by signing any counterpart.

12.12	Invalid or unenforceable provisions

If a provision of this agreement is invalid or unenforceable in a jurisdiction:

(a)	it is to be read down or severed in that jurisdiction to the extent of the invalidity or unenforceability; and

(b)	that fact does not affect the validity or enforceability of that provision in another jurisdiction or the remaining provisions.

12.13	Remedies cumulative

Except as expressly provided to the contrary in this agreement or as permitted by law, the rights, powers and remedies provided in this agreement are cumulative with, and not exclusive to, the rights, powers or remedies provided by law independently of this agreement.

12.14	Takeover bid

Nothing in this agreement precludes BBGA from terminating this agreement under clause 4.2(d).

12.15	Service of process

Each party agrees that a document required to be served in proceedings about this agreement may be served:

(a)	by being delivered to or left at its address for service of notices under clause 12.4; or

(b)	in any other way permitted by law.

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Implementation Agreement

Executed as an agreement:

Signed by

BBG Australia Pty Limited

by:

/s/ PAUL EVANS	/s/ MICHAEL HILL
Director/Secretary	Director

PAUL EVANS Name (please print)	MICHAEL HILL Name (please print)
Signed by Barbeques Galore Limited

by:

/s/ SAM LINZ	/s/ R. GAVSHON
Director/Secretary	Director

SAM LINZ Name (please print)	R. GAVSHON Name (please print)

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Annexure A – Share Scheme

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This scheme of arrangement

is made under section 411 of the Corporations Act 2001 between the following parties:

1	Barbeques Galore Limited

ABN 92 008 577 759

of Building A2, Campus Business Park, 350-374 Parramatta Road

Homebush NSW 2140

(Galore)

2	The holders of fully paid ordinary shares in Barbeques Galore Limited

(Shareholders)

1	Definitions and interpretation

1.1	Definitions

In this Scheme:

ADSs means American depository shares in Galore;

ASIC means the Australian Securities and Investments Commission;

BBGA means BBG Australia Pty Limited ACN 113 996 384;

Business Day means a weekday on which trading banks are open for business generally in Sydney, Australia;

Corporations Act means the Corporations Act 2001;

Court means the Federal Court of Australia;

Effective, when used in relation to the Share Scheme means the coming into effect, under section 411(10) of the Corporations Act, of the Court order made under section 41l(4)(b) in relation to the Share Scheme;

Effective Date means the date on which the Share Scheme becomes Effective;

Excluded Shares means Shares represented by ADSs held by Barbeques Galore, Inc. as at the Effective Date;

Galore Board means the board of directors of Galore;

Implementation Agreement means the implementation agreement dated 10 August 2005 between Galore and BBGA relating to the implementation of the Share Scheme;

Implementation Date means the fifth Business Day following the Record Date or such other date as NASDAQ or SEC may require;

NASDAQ means National Association of Securities Dealers Automated Quotation;

Record Date means 5.00pm on the fifth Business Day after the date on which the Share Scheme becomes Effective or such other date as NASDAQ or SEC may require;

Register means the Galore register of members;

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Scheme of Arrangement

SEC means the United States Securities and Exchange Commission;

Second Court Date means the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Share Scheme is heard;

Second Court Hearing means the first hearing of the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Options Scheme.

Securities Act means the United States Securities Act of 1933, as amended;

Share means fully paid ordinary shares of Galore (including shares represented by ADSs);

Share Registrar means Morgan Guaranty Trust Company of New York;

Share Scheme means this scheme of arrangement subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act;

Share Scheme Consideration means A$13.00, for each Share (other than any Excluded Shares) held at the Record Date;

Share Scheme Deed Poll means the deed poll dated [insert date] 2005 executed by BBGA under which BBGA covenants in favour of the Share Scheme Participants to perform certain obligations in connection with the Share Scheme;

Share Scheme Meeting means the meeting of Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act;

Share Scheme Participant means each Shareholder as at the Record Date ;

Share Transfer means, for each Share Scheme Participant, a duly completed and executed instrument of transfer of the Shares (other than any Excluded Shares) for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all the Shares (other than any Excluded Shares);

Shareholder means each person who is registered in the register of members as the holder of Shares;

US Person means a US person as defined in Regulation S of the Securities Act; and

US, USA or United States means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

1.2	Interpretation

In this Share Scheme, headings and bold type are for convenience only and do not affect interpretation and, unless the context requires otherwise:

(a)	words importing the singular include the plural and vice versa;

(b)	words importing a gender include any gender;

(c)	other parts of speech and grammatical forms of a word or phrase defined in this Share Scheme have a corresponding meaning;

(d)	a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any government agency;

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(e)

a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to this Share Scheme, and a reference to this Share Scheme includes any annexure and schedule;

(f)

a reference to a statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations ordinances or by laws amending, consolidating or replacing it, whether passed by the same or another government agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

(g)	a reference to any document (including this Share Scheme) is to that document as varied, novated, ratified or replaced from time to time;

(h)	the word “includes” in any form is not a word of limitation;

(i)	a reference to “A$” is a reference to the lawful currency of Australia;

(j)	a reference to “US$” is a reference to the lawful currency of the United States of America;

(k)	a reference to any time is a reference to that time in Sydney, Australia; and

(l)	a term defined in or for the purposes of the Corporations Act has the same meaning when used in this Share Scheme.

1.3	Business day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing must be done on the immediately succeeding Business Day.

2	Preliminary

(a)	Galore is a public company registered in the Australia Capital Territory and is a company limited by shares.

(b)	At 10 August 2005 4,671,091 Shares were on issue.

(c)	BBGA is a proprietary limited company registered in Victoria and is a company limited by shares.

(d)	If the Share Scheme becomes Effective:

(1)

all the Shares (other than any Excluded Shares) will be transferred to BBGA, and BBGA will provide or procure the provision of the Share Scheme Consideration to Share Scheme Participants in accordance with the provisions of the Share Scheme; and

(2)	Galore will enter the name of BBGA in the Register in respect of all Shares (other than any Excluded Shares).

(e)

BBGA has entered into a Share Scheme Deed Poll in favour of the Share Scheme Participants pursuant to which it has covenanted to pay the Share Scheme Consideration in accordance with the terms of the Share Scheme Deed Poll.

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Scheme of Arrangement

3	Conditions

3.1	Conditions Precedent

The Share Scheme is conditional on:

(a)

all the conditions in clause 3.1 of the Implementation Agreement having been satisfied or waived in accordance with the terms of the Implementation Agreement on or before the time specified in the Implementation Agreement for their satisfaction or waiver; and

(b)	neither the Implementation Agreement nor the Share Scheme Deed Poll being terminated before 8.00am on the Second Court Date.

3.2	Satisfaction of Conditions

(a)	The satisfaction of the conditions contained within clause 3.1 of this Share Scheme is a condition precedent to the operation of the provisions of clause 4(b) of this Share Scheme.

(b)	The Share Scheme will lapse and be of no further force or effect if the Effective Date does not occur on or before 31 December 2005.

4	The Scheme

(a)

On or before the first Business Day following approval of the Share Scheme by the Court in accordance with section 411(4)(b) of the Corporations Act, Galore will lodge with ASIC an office copy of the Court order made under section 411 of the Corporations Act approving the Share Scheme.

(b)	On the Implementation Date:

(1)

BBGA will provide or procure the provision of the Share Scheme Consideration to the Share Scheme Participants for each Share registered in the name of that Share Scheme Participant (other than any Excluded Shares) in the Register in accordance with the provisions of this Share Scheme.

(2)

In consideration for, and upon BBGA providing written confirmation to Galore of, the despatch by way of bank cheque or telegraphic transfer of the Share Scheme Consideration to the Share Scheme Participants in accordance with paragraph (1) above:

(A)	all of the Shares (other than any Excluded Shares) will be transferred to BBGA without the need for any further act by any Share Scheme Participant;

(B)	Galore as the attorney and agent for each of the Share Scheme Participants will deliver to BBGA a Share Transfer to transfer all of the Shares (other than any Excluded Shares) to BBGA; and

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(C)	the Shares (other than any Excluded Shares) together with all rights and entitlements attaching to those Shares as at that date will be transferred to BBGA.

(c)

BBGA will offer Share Scheme Participants who are US Persons the right to elect to receive their Share Scheme Consideration in US$. Any such election must be made in writing to BBGA (or the Share Registrar) not less than 5 Business Days before the Implementation Date. BBGA will convert any A$ into US$ pursuant to such elections as close as practicable to the date of the payment, at the exchange rate obtainable by BBGA or its bankers on the currency spot market in Sydney, Australia. The cost of any currency exchange will be borne by BBGA. All fluctuations in the A$/US$ exchange rate will be at the sole risk of those making any such election.

(d)

BBGA’s obligation to pay the Share Scheme Consideration will be satisfied by BBGA dispatching or procuring the dispatch to each Share Scheme Participant, by prepaid post to their address recorded in the Register at the Record Date, of a cheque for the Share Scheme Consideration due to that Share Scheme Participant in accordance with this Share Scheme, or by electronic funds transfer to the Share Scheme Participant’s nominated bank account according to instructions held on the Register. In the case of joint holders of Shares, the cheque will be forwarded to the holder whose name appears first in the Register on the Record Date.

(e)	BBGA will execute and attend to the stamping of the Share Transfer (if necessary) and will deliver the Share Transfer to Galore for registration.

(f)	Immediately following receipt of the Share Transfer in respect of the Shares, Galore will enter the name of BBGA in the Register in respect of the Shares so transferred.

(g)	The Galore Board will be reconstituted by:

(1)	the appointment of BBGA nominees to the Galore Board; and

(2)	the resignation from the Galore Board of all persons who are not nominees of BBGA,

as soon as practicable after all actions under clause 4(b) have been taken.

5	Dealings in Shares

(a)	To establish the identity of the Share Scheme Participants, dealings in Shares will only be recognised if:

(1)	the transferee is registered in the Register as the holder of the relevant Shares by the Record Date; and

(2)	in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before the Record Date at the place where the Register is kept.

(b)	Galore must register registrable transmission applications or transfers of the kind referred to in clause 5(a)(2) on or before the Record Date.

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Scheme of Arrangement

(c)

Galore will not accept for registration or recognise for any purpose any transmission application or transfer in respect of Shares received after the Record Date, except as required to give effect to this Share Scheme.

(d)

For the purpose of determining entitlements to the Share Scheme Consideration, Galore must maintain the Register in accordance with the provisions of this clause 5 until the Share Scheme Consideration has been paid to the Share Scheme Participants. The Register in this form will solely determine entitlements to the Share Scheme Consideration and any other interests under this Share Scheme.

(e)

All certificates or statements of holding for Shares will cease to have effect from the Record Date as documents of title in respect of those shares and, as from that date, each entry current at that date on the Register will cease to have effect except as evidence of entitlement to the Share Scheme Consideration in respect of the Shares relating to that entry.

(f)

As soon as possible after the Record Date and in any event at least 2 Business Days before the Implementation Date, Galore will ensure that details of the names, registered addresses and holdings of Shares for each Share Scheme Participant are available to BBGA in the form BBGA reasonably requires.

6	General Scheme provisions

(a)

Should the Court propose to approve the Share Scheme subject to any alterations or conditions, Galore may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which BBGA has consented.

(b)	The Share Scheme Participants agree to the transfer of their Shares in accordance with this Share Scheme.

(c)

The Share Scheme Participants are taken to have warranted to BBGA and Galore that all their Shares (including any rights attaching to those shares) which are transferred under this Share Scheme will, at the date of transfer, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to transfer their Shares together with any rights attaching to those shares.

(d)

From the Implementation Date to the time at which BBGA is entered in the Register as holder of a Scheme Participant’s Shares, each such Scheme Participant irrevocably appoints BBGA and each of its directors and officers (jointly and severally) as the Scheme Participant’s attorney and agent for the purpose of attending and speaking at any shareholder meetings of Galore, voting any of Scheme Participant’s Shares and otherwise exercising all of the rights attaching to such Shares.

(e)	BBGA will be beneficially entitled to the Shares transferred to it under this Share Scheme pending registration by Galore of BBGA in the Register as the holder of the Shares.

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7	Power of attorney

Each Share Scheme Participant, without the need for any further act, irrevocably appoints Galore and all its directors and officers (jointly and severally) as its attorney and agent for the purpose of executing any document necessary to give effect to this Share Scheme including a proper instrument of transfer of its Shares for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all the Shares (other than any Excluded Shares).

8	General

8.1	Consent

The Share Scheme Participants consent to Galore doing all things necessary or incidental to the implementation of this Share Scheme.

8.2	Notices

If a notice, transfer, transmission application, direction or other communication referred to in this Share Scheme is sent by post to Galore, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at Galore’s registered office or at the office of the Share Registrar.

8.3	Governing law

This Share Scheme is governed by the laws of New South Wales, Australia.

8.4	Further action

Galore will execute all documents and do all things necessary to implement and perform its obligations under this Share Scheme.

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Annexure B – Options Scheme

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This scheme of arrangement

is made under section 411 of the Corporations Act 2001 between the following parties:

1	Barbeques Galore Limited

ABN 92 008 577 759

of Building A2, Campus Business Park, 350-374 Parramatta Road

Homebush NSW 2140

(Galore)

2	The holders of options to subscribe for Shares in Barbeques Galore

Limited (Galore)

(Optionholders)

1	Definitions and interpretation

1.1	Definitions

ADSs means American depository shares in Galore.

ASIC means the Australian Securities & Investments Commission.

BBGA means BBG Australia Pty Limited ACN 113 996 384.

Business Day means a weekday on which the trading banks are open for business in Sydney.

Corporations Act means the Corporations Act 2001 (Cth) and the regulations made under that Act.

Court means the Federal Court of Australia.

Deed Poll means the Deed Poll dated [insert date] executed by BBGA in favour of the Optionholders.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Options Scheme, but in any event at no time before office copies of the orders of the Court are lodged with ASIC.

Effective Date means the date on which the Options Scheme becomes Effective.

Governmental Agency means any government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity.

Implementation Agreement means the Implementation Agreement dated 10 August 2005 between Galore and BBGA relating to the implementation of the Options Scheme.

Implementation Date means the fifth Business Day after the Record Date or such other date as NASDAQ or SEC may require.

NASDAQ means National Association of Securities Dealers Automated Quotation.

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Scheme of Arrangement

Option holder means each person who is registered as the holder of an Option as at the Record Date.

Options means options over unissued Shares.

Options Consideration means the consideration payable to Optionholders for the cancellation of each Option as set in Annexure A.

Options Register means the Galore register of Options.

Options Scheme means this scheme of arrangement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Options Scheme Meetings means the meetings of Optionholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act.

Record Date means 5.00pm (Sydney time) on the fifth Business Day following the Effective Date or such other date as NASDAQ or SEC may require.

SEC means the United States Securities and Exchange Commission.

Securities Act means the United States Securities Act of 1933, as amended.

Second Court Date means the day on which the Court makes an order pursuant to section 41l(4)(b) of the Corporations Act approving the Options Scheme.

Second Court Hearing means the first hearing of the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Options Scheme.

Shares means fully paid ordinary shares in Galore (including shares represented by ADSs).

US Person means a US person as defined in Regulation S of the Securities Act.

US, USA or United States means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation may apply unless the context requires otherwise.

(a)	The singular includes the plural and conversely.

(b)	A gender includes all genders.

(c)	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person includes a body corporate, an unincorporated body or other entity and conversely.

(e)	A reference to a clause or schedule is to a clause of or schedule to this Options Scheme.

(f)

A reference to any agreement or document is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by that other agreement or document.

Freehills Sydney\004901913	Printed 10 August 2005 (20:56)	page 2

Scheme of Arrangement

(g)

A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(h)	Mentioning anything after include, includes or including does not limit what else might be included.

(i)	A reference to “A$” is to the lawful currency of Australia.

(j)	A reference to “US$ is to the lawful currency of the United States of America.

(k)	A reference to a particular time of day shall be a reference to that time in Sydney, Australia.

(l)	A word or expression to which a meaning is attributed in the Corporations Act shall bear that meaning.

1.3	Business day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing must be done on the immediately succeeding Business Day.

2	Preliminary

(a)	Galore is a public company registered in the Australian Capital Territory and is a company limited by shares.

(b)	At 10 August 2005, 494,290 Options were on issue.

(c)	BBGA is a proprietary limited company registered in Victoria and is a company limited by shares.

(d)

If the Options Scheme becomes Effective, then all the Options will be cancelled and BBGA will provide or procure the provision of the Options Consideration to the Optionholders in accordance with the provisions of this Options Scheme; and

(e)	BBGA has entered into a Deed Poll in favour of Optionholders pursuant to which it has covenanted to pay the Options Consideration in accordance with the terms of the Deed Poll.

3	Conditions Precedent to and Effectiveness of the Options Scheme

3.1	Conditions Precedent

The Options Scheme is conditional upon:

(a)

all of the conditions set out in clause 3.1 of the Implementation Agreement having been satisfied or having been waived in accordance with the terms of the Implementation Agreement on or before the time specified in the Implementation Agreement for their satisfaction or waiver; and

Freehills Sydney\004901913	Printed 10 August 2005 (20:56)	page 3

Scheme of Arrangement

(b)	neither the Implementation Agreement nor the Deed Poll being terminated before 8.00 am on the Second Court Date.

3.2	Satisfaction of Conditions

(a)	The fulfilment of the conditions contained within clause 3.1 of this Option Scheme is a condition precedent to the operation of the provisions of clause 4(b) of this Options Scheme.

(b)	The Options Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before 31 December 2005.

4	The Options Scheme

(a)

On or before the first Business Day following approval of the Options Scheme by the Court in accordance with section 411(4)(b) of the Corporations Act, Galore will lodge with ASIC an office copy of the Court order made under section 411 of the Corporations Act approving the Options Scheme.

(b)	On the Implementation Date:

(1)

BBGA will provide or procure the provision of the Options Consideration to the Options Scheme Participant for each Option registered in the name of that Options Scheme Participant in the Register in accordance with the provisions of this Options Scheme; and

(2)

in consideration for, and upon BBGA providing written confirmation to Galore of, the dispatch by way of back cheque or telegraphic transfer of the Options Consideration to the Options Scheme Participant in accordance with paragraph (1), all of the Options will be cancelled without the need for any further act by any Optionholder;

(c)

BBGA will offer Optionholders who are US Persons the right to elect to receive their Options Consideration in US$. Any such election must be made in writing to BBGA (or Galore) not less than 5 Business Days before the Implementation Date. BBGA will convert any A$ into US$ pursuant to such elections as close as practicable to the date of the payment, at the exchange rate obtainable by BBGA or its bankers on the currency spot market in Sydney, Australia. The cost of any currency exchange will be borne by BBGA. All fluctuations in the A$/US$ exchange rate will be at the sole risk of those making any such election.

(d)

BBGA’s obligation to pay the Options Consideration will be satisfied by BBGA dispatching or procuring the dispatch to each Options Scheme Participant, by prepaid post to their address recorded in the Options Register at the Record Date, of a cheque for the Options Consideration due to that Options Scheme Participant in accordance with this Options Scheme.

Freehills Sydney\004901913	Printed 10 August 2005 (20:56)	page 4

Scheme of Arrangement

(e)	Galore must not, and is under no obligation to, recognise or accept any notice purporting to exercise any Option which is received by Galore on or after the Effective Date.

5	Dealings in Options

(a)

For the purpose of establishing who are Optionholders, dealings in Options will only be recognised if valid and registrable transmission applications or transfers in respect of those dealings are received on or before the Record Date at the place where the Options Register is kept.

(b)

Galore must register registrable transmission applications or transfers of the kind referred to in clause 5(a) in respect of those dealings which are received on or before the Record Date at the place where the Options Register is kept provided that any such transmission or transfer is permitted under the terms of the relevant Options.

(c)

Galore will not accept for registration or recognise for any purpose any transmission application or transfer in respect of Options received after the Record Date, except as required to give effect to this Options Scheme.

(d)

For the purpose of determining entitlements to the Options Consideration, Galore will, until the Options Consideration has been paid, maintain the Options Register in accordance with this clause 5 and the Options Register in this form will solely determine entitlements to the Options Consideration and any other interests under this Options Scheme.

(e)

Galore must procure that within two Business Days after the Record Date, details of the names, registered addresses and holdings of Options of every Options Scheme Participant as shown in the Options Register at the Record Date are available to BBGA in such form as BBGA may reasonably require.

(f)

As from the Record Date, all option certificates for the Options will cease to have effect as documents of title, and each entry on the Options Register at that date will cease to have any effect other than as evidence of entitlement to the Options Consideration.

6	General Options Scheme Provisions

(a)

Should the Court propose to approve this Options Scheme subject to any alterations or conditions, Galore may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which BBGA has consented.

(b)

Where a notice, transfer, transmission application, direction or other communication referred to in the Options Scheme is sent by post to Galore, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Galore’s registered office.

Freehills Sydney\004901913	Printed 10 August 2005 (20:56)	page 5

Scheme of Arrangement

(c)

Galore consents to the cancellation of the Options in accordance with the terms of the Options Scheme, and the terms of the Options are deemed to be varied to the extent necessary to permit such cancellation.

(d)	The Optionholders agree to the cancellation of their Options in accordance with the terms of the Options Scheme.

(e)	The Optionholders consent to Galore doing all things necessary or incidental to the implementation of the Options Scheme.

(f)	Galore will execute all documents and do all acts and things necessary for the implementation and performance of its obligations under the Options Scheme.

(g)	Neither Galore nor BBGA nor any officer of either of those companies will be liable for anything done or omitted to be done in the performance of this Options Scheme in good faith.

(h)

Each Options Scheme Participant, without the need for any further act, irrevocably appoints Galore and all of its directors and officers (jointly and severally) as its attorney and agent for the purpose of executing any document necessary to give effect to the Options Scheme.

(i)	The proper law of the Options Scheme is the law of the State of New South Wales.

Freehills Sydney\004901913	Printed 10 August 2005 (20:56)	page 6

Scheme of Arrangement

Annexure A – Options Consideration

Vested Options

Exercise Price	Option Vesting Date	Number of Options	Option Consideration
US$6.38	11 April 2005	77,802	A$	4.49
US$2.54	1 July 2005	84,686	A$	9.61
US$4.10	1 January 2003	22,300	A$	7.53
US$3.02	1 July 2002	118,352	A$	8.97
US$4.67	1 July 2004	132,650	A$	6.77

Unvested Options

Exercise Price	Option Vesting Date	Number of Options	Option Consideration
US$4.74	15 September 2005	25,000	A$	6.68
US$4.26	Exercisable in three equal instalments:	17,500	A$	7.32
	11 April 2006
	11 April 2007
	11 April 2008
US$5.10	1 September 2005	16,000	A$	6.20

Freehills Sydney\004901913	Printed 10 August 2005 (20:56)	page 1

Implementation Agreement

Annexure C - Public announcement

Freehills Sydney 004902490	Printed 10 August 2005 (19:00)	page 36

Barbeques Galore

Fiscal 2005 Annual Report Letter

Dear Fellow Shareholders:

The fiscal year ended January 31, 2005, and the first half of the new fiscal year have been busy periods for Barbeques Galore, filled with both challenge and opportunity.

Soft economic conditions and weak consumer spending in Australia, along with a record rainfall season in California—our largest U.S. geographic market—impacted our financial results. Nevertheless, based on the Company’s solid foundation and long-term prospects, we continued to execute our strategy and expansion plan.

New stores were opened, underperforming stores were closed and several were relocated. In the United States, we entered the tri-state region of the eastern U.S. for the first time, opening a store in Norwalk, Connecticut, and will soon add a store in Scarsdale, New York.

The reporting of our financial results for fiscal 2005 and the first fiscal quarter of 2006 which was delayed due to an exhaustive review we undertook in consultation with our independent auditors, KPMG, related to the treatment of leases and other matters. The review was similar to that undertaken by some 250 other retail companies following clarification issued by the U.S. Securities and Exchange Commission on lease accounting. It resulted in the restatement of the way the Company accounts for leases, specifically in regard to operating leases with rent increases and tenant allowances, and the recording of out-of-period adjustments.

The restatement had no impact on previously reported cash flows, cash balances, sales or comparable sales. There was also no impact on the timing or amount of any actual lease payment or tax liability, compliance with any financial covenant under the Company’s credit facilities or the current economic value of our leaseholds or freehold. The primary effect of the restatement was a decrease in total shareholders’ equity of A$1,241,000 as originally stated at January 31, 2004. The Form 20-F document filed with the U.S. Securities and Exchange Commission, accompanying this letter, contains full details.

The biggest news at Barbeques Galore has been our announcement on August 10, 2005, that we signed an agreement for a proposed transaction with Ironbridge Capital, a leading Australian private equity firm, to acquire all the outstanding shares and options in the Company in a cash transaction valued at approximately US$45 million.

Under the agreement, shareholders of Barbeques Galore will receive $13.00 per share in Australian dollars, equal to $9.91 per share in U.S. dollars based on present currency exchange rates, and representing a 92% premium over the August 9, 2005 closing stock price of US$5.15 per share. The option holders will receive an equivalent amount less their option exercise price.

The Board believes the proposed transaction provides a good return to our shareholders, and at the same time benefits the Company and its employees. It is subject to the approval of a simple majority of shareholders voting in person or by proxy representing 75% in value of the shares voted, along with the approval of the Federal Court of Australia, other customary regulatory approvals and the fulfillment of certain financial and other conditions. In support of the proposed transaction, we have out of our own shareholdings granted Ironbridge Capital an option at A$13 per share to acquire 19.99% of the stock in the Company.

Details, including experts’ opinions and a proxy statement, will be mailed to all shareholders in early September, after which a special shareholders’ meeting will be held. Completion of the proposed transaction is anticipated by mid-October. While it is expected that the current management team will remain in place, the three of us, who have been long-standing shareholders and employees, will no longer be employed by Barbeques Galore. We will not retain any shares but will make ourselves available to the Company, if required.

On behalf of our Board of Directors and senior management team, we want to convey thanks to our employees, licensees and franchisees on both continents for helping to build one of the most well known retail companies in Australia and respected retail brands in the U.S. markets we serve. We also express gratitude to our loyal and growing customer family and deep appreciation for the support of our suppliers, bankers and shareholders.

On the completion of this landmark transaction, we are confident that under its new ownership, Barbeques Galore will flourish and continue to be a wonderful place to work and shop.

Sincerely,

Sam Linz	Robert Gavshon	Sydney Selati
Chairman of the Board	Executive Deputy Chairman	Chairman, Barbeques Galore USA

PondelWilkinson

PondelWilkinson Inc.
1880 Century Park East, Suite 700
Los Angeles, CA 90067
T (310) 279 5980
Investor Relations	F (310) 279 5988
Corporate/Financial Communications	W www.pondel.com

NEWS RELEASE	Contact:	Sydney Selati Barbeques Galore U.S.A. 949-597-2400	Robert Gavshon Barbeques Galore Ltd 61-2-9735-4111

Roger Pondel/Angie Yang PondelWilkinson Inc. 310-279-5980

FOR IMMEDIATE RELEASE

BARBEQUES GALORE REPORTS SECOND FISCAL QUARTER SALES

LAKE FOREST, CA – August 10, 2005 – Barbeques Galore Limited

(NASDAQ:BBQZ) today reported sales for its fiscal second quarter ended July 31, 2005:

	Three Months Ended July 31, In US$ thousands		% Increase/ Decrease
	2005	2004
Net Sales
Australia	18,039	17,218	+4.8
U.S.	43,359	40,157	+8.0

Total net sales	61,398	57,375	+7.0
Comparable Store Sales
Australia (in Australian $’s)			-5.9
U.S. (in US $’s)			+2.7

	Six Months Ended July 31, In US$ thousands		% Increase/ Decrease
	2005	2004
Net Sales
Australia	37,015	35,564	+4.1
U.S.	70,935	65,401	+8.4

Total net sales	107,950	101,025	+6.9
Comparable Store Sales
Australia (in Australian $’s)			-5.2
U.S. (in US $’s)			+3.5

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Barbeques Galore Limited

2-2-2

During the quarter, two new stores were opened in the U.S. The Alpharetta opening expands the company’s penetration in the Atlanta, Georgia area to three locations, and the new Temecula store places the California network at 31 stores. Barbeques Galore said it closed its company-owned stores in Coral Springs, FL, Cupertino, CA and Stafford (Houston), TX.

In Australia, one new store was opened at Capalaba, Queensland.

The average exchange rate between the Australian dollar and the U.S. dollar for the quarter ended July 31, 2005 was A$1=US$0.7619 and for the corresponding prior-year quarter, A$1=US$0.7055, representing an increase of 8.0% in the Australian dollar against the U.S. dollar.

In a separate news release today, the company announced it has signed an agreement for a proposed transaction with Ironbridge Capital, a leading Australian private equity firm, to acquire all the outstanding stock and options in the company in a cash transaction valued at approximately US$45 million. Ironbridge will offer A$13.00 per share in cash, equal to US$9.91, based on present currency exchange rates. The agreement is subject to the grant of the appropriate approvals and fulfilment of certain financial and other conditions.

Barbeques Galore is the leading chain of specialty retail stores devoted to sales of barbecues, backyard accents, fireside products and related accessories. The company now owns and operates 68 stores in the U.S. and 44 stores in Australia. In addition, it has seven franchised stores in the U.S. and 48 licensed stores in Australia. Through its U.S. e-commerce Web site, www.bbqgalore.com, the company sells an extensive line of barbecue and fireside products and related accessories.

This press release contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Specifically, without limitation, forward looking statements include completion of the proposed transaction under which Barbeques Galore will be acquired and the proposed transaction price. Forward looking statements are based on management’s current expectations and beliefs, and are subject to risks and uncertainties. Accordingly, actual results may differ materially from the forward-looking

(more)

Barbeques Galore Limited

3-3-3

statements contained herein. Risks that relate to these forward looking statements include the risk that the transaction will not receive the required shareholder and government approvals and the risk that the transaction will otherwise not be completed. Further detailed information about risk factors that may impact the company’s business is set forth in the company’s periodic filings with the U.S. Securities and Exchange Commission. Barbeques Galore expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise

#  #  #

PondelWilkinson

PondelWilkinson Inc. 1880 Century Park East, Suite 700 Los Angeles, CA 90067
T (310) 279 5980
Investor Relations	F (310) 279 5988
Corporate/Financial Communications	W www.pondel.com

NEWS

RELEASE

LEADING AUSTRALIAN PRIVATE EQUITY FIRM SIGNS AGREEMENT TO ACQUIRE

BARBEQUES GALORE

FOR APPROXIMATELY US$45 MILLION IN CASH

Sydney, Australia / Lake Forest, CA —August 10, 2005— Barbeques Galore Limited (NASDAQ: BBQZ) today announced it has signed an agreement for a proposed transaction with Ironbridge Capital, a leading Australian private equity firm, to acquire all the outstanding shares and options in the company in a cash transaction valued at approximately US$45 million.

The agreement provides that the shareholders of Barbeques Galore will be offered $13.00 per share cash in Australian dollars, equal to $9.91 per share in U.S. dollars, based on present currency exchange rates, and representing a 92% premium over the August 9, 2005 closing stock price of US$5.15 per share. The option holders will receive an equivalent amount less their option exercise price. Barbeques Galore has 4,246,091 shares and 494,290 options outstanding. The proposed transaction has the unanimous support of the Barbeques Galore Limited Board of Directors in the absence of an offer on more favorable terms, and subject to independent experts finding that the transaction is in the best interests of shareholders

The proposed transaction is subject to the consent of a simple majority in the number of shareholders voting in person or by proxy representing 75% in value of the shares voted. It is also subject to the approval of the Federal Court of Australia, customary regulatory approvals in the United States and Australia and the fulfillment of certain financial and other conditions. Barbeques Galore confirmed that it has appointed independent experts in both Australia and the United States who will provide fairness opinions.

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Barbeques Galore Limited

2-2-2

In support of the proposed transaction, three of the executive directors, Sam Linz, Robert Gavshon and Sydney Selati, have, out of their own shareholdings, granted Ironbridge an option at A$13 per share to acquire 19.99% of the shares in the company. Barbeques Galore has also signed a break-fee arrangement with Ironbridge Capital as part of the agreement.

The company said it anticipates mailing details of the transaction, including reports from the independent experts and a proxy statement to shareholders in early September, and the company expects to hold a special shareholders’ meeting approximately four weeks later, with completion planned for mid-October. Upon completion of the proposed transaction, Barbeques Galore will seek to delist itself from NASDAQ.

The current Executive Chairman Sam Linz, Executive Deputy Chairman Robert Gavshon and Sydney Selati, Chairman, Barbeques Galore U.S.A., will cease employment but make themselves available to the company if required.

“The Board believes this transaction provides a good return to our shareholders and also benefits the company and its employees,” Linz said. “Barbeques Galore has become a household name in Australia and has significant expansion potential in the United States.”

Ironbridge Capital is based in Sydney, Australia and is a leading independent Australian private equity manager with approximately A$450 million currently under management. The firm typically invests A$25 to A$75 million in each transaction, focusing on businesses with market-leading positions and strong growth potential.

Barbeques Galore is the leading chain of specialty retail stores devoted to sales of barbecues, backyard accents, fireside products and related accessories. The company now owns and operates 68 stores in the U.S. and 44 stores in Australia. In addition, it has seven franchised stores in the U.S. and 48 licensed stores in Australia. Through its U.S. e-commerce Web site, www.bbqgalore.com, the company sells an extensive line of barbecue and fireside products and related accessories.

This press release contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Specifically, without limitation, forward looking statements include completion of the proposed transaction under which Barbeques Galore will be acquired, the timing of such transaction, and the proposed transaction price.

Barbeques Galore Limited

3-3-3

Forward looking statements are based on management’s current expectations and beliefs, and are subject to risks and uncertainties. Accordingly, actual results may differ materially from the forward-looking statements contained herein. Risks that relate to these forward looking statements include the risk that the transaction will not receive the required shareholder approval and the risk that the transaction will otherwise not be completed. Further detailed information about risk factors that may impact our business is set forth in our periodic filings with the U.S. Securities and Exchange Commission. Barbeques Galore expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

#  #  #

(Internal memorandum to all employees)

To:	All Barbeques Galore Employees, Licensees and Franchisees
From:	Sam Linz, Robert Gavshon and Sydney Selati
Date:	August 11, 2005
Re:	MILESTONE ANNOUNCEMENT

Today, we issued one of the most significant announcements in the history of Barbeques Galore: an agreement has been signed under which an offer will be made to shareholders and option holders by Ironbridge Capital, a leading Australian private equity firm, to acquire all the outstanding shares and options in the Company in a cash transaction, valued at approximately US$45 million.

It is a tribute to the collective efforts of all employees, licensees and franchisees that a firm of this stature wishes to acquire our Company. Your hard work and dedication over the years have helped build one of the most well known retail companies in Australia and a unique and respected retail brand in the U.S. markets we serve.

While we wait for shareholder, court and regulatory approvals, as well as the fulfilment of certain financial and other conditions, which we expect to receive by mid-October, we will continue to execute our business plan and operate as usual. Upon completion of the transaction, it is expected that the existing management team will stay in place with the exception of the three of us, who will leave the employment of the Company but make ourselves available, if required.

Obviously, Ironbridge Capital sees substantial investment benefits from this acquisition. It is clear that the transaction also has substantial benefits for Barbeques Galore and all of our employees.

From your perspective, today’s news, once final in October, involves a change in ownership and Board of Directors. The Company will no longer be publicly traded. Over time, Ironbridge

Capital and its Board representatives will bring new ideas and opportunities to the Company. In the interim, the challenge for all of us will be to continue performing at the high level as we always have. The future is dictated by what we do today, so it is imperative that we stay focused on our individual activities to enable Barbeques Galore to excel.

Attached is a copy of the press release issued over the wire services in Australia and the United States. We shall continue to keep you informed as the transaction proceeds. If you have any queries, please do not hesitate to contact any one of us.

Again, please know that the Ironbridge Capital decision to acquire Barbeques Galore is a testament to your contributions in helping to grow the Company and serve our customers better than any of the competition. Barbeques Galore is a great organization with its own distinctive culture. We are confident that under the new ownership, it will continue to flourish and be a wonderful place to work and build a career.

Sincerely,

Sam Linz Chairman of the Board	Robert Gavshon Executive Deputy Chairman	Sydney Selati Chairman, Barbeques Galore USA

PondelWilkinson	PondelWilkinson Inc. 1880 Century Park East, Suite 700 Los Angeles, CA 90067
Investor Relations Corporate/Financial Communications	T (310) 279 5980
F (310) 279 5988
W www.pondel.com

NEWS RELEASE	Contact: Sydney Selati Barbeques Galore U.S.A. 949-597-2400 Robert Gavshon Barbeques Galore Ltd 61-2-9735-4111 Roger Pondel/Angie Yang PondelWilkinson Inc. 310-279-5980

FOR IMMEDIATE RELEASE

Barbeques Galore Announces Financial Results

For Fiscal 2005 and First Quarter of Fiscal 2006

Following Completion of Accounting Review

LAKE FOREST, CA – August 10, 2005 – Barbeques Galore Limited (NASDAQ:BBQZ) today reported financial results for its fiscal year ended January 31, 2005, along with results for its first fiscal quarter ended April 30, 2005.

Results for fiscal year and fourth quarter ended January 31, 2005 and 2004:

	Three Months Ended January 31,		Twelve Months Ended January 31,
In US$ thousands except per share data	2005	2004*	2005	2004*
Net Sales
Australia	36,347	37,879	96,848	91,112
U.S.	22,873	25,076	114,071	106,934

Total net sales	59,220	82,955	210,919	198,046

Operating income	1,881	4,693	1,922	1,187

Net income	845	3,203	186	218
Earnings per share – diluted	0.19	0.76	0.04	0.05

US$/A$ conversion rate	0.7671	0.7412	0.7347	0.6736

Comparable Store Sales
Australia (in Australian $’s)	-9.9%		-2.8%
U.S. (in US $’s)	-8.2%		+6.3%

*	As restated

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Barbeques Galore Limited

2-2-2

Results for first fiscal quarter ended April 30, 2005 and 2004:

	Three Months Ended April 30,
In US$ thousands except per share data	2005	2004*
Net Sales
Australia	18,976	18,346
U.S.	27,567	25,432

Total net sales	46,543	43,778

Operating (loss)	(3,967)	(1,621)

Net (loss)	(2,723)	(1,238)
Earnings per share – diluted	-0.64	-0.30

US$/A$ conversion rate	0.7798	0.7571

Comparable Store Sales
Australia (in Australian $’s)	-4.5%
U.S. (in US $’s)	+4.8%

*	As restated

The company said reporting of results for fiscal year 2005 and the first fiscal quarter of 2006 was delayed due to an exhaustive review it undertook in consultation with its independent auditors, KPMG, related to the treatment of leases and other matters. The review was similar to that undertaken by numerous other retail companies following clarification by the U.S. Securities and Exchange Commission on lease accounting. It resulted in the restatement of the way the company accounts for leases, specifically in regard to operating leases with scheduled rent increases and tenant allowances, and the recording of out-of-period adjustments.

The restatement had no impact on previously reported cash flows, cash balances, sales or comparable sales. There was also no impact on the timing or amount of any actual lease payment or tax liability; compliance with any financial covenant under its credit facilities; or the current economic value of the company’s leaseholds or freehold.

The company said the primary effect of the restatement was a decrease in total shareholders’ equity of A$1,241,000 as originally stated at January 31, 2004. Barbeques Galore recently filed its Annual Report on Form 20-F for fiscal 2005 which contains full details.

(more)

Barbeques Galore Limited

3-3-3

Sam Linz, Executive Chairman, said operating results for the year and first quarter in Australia were affected by generally weak consumer spending, along with heightened competition which placed pressure on margins. Linz said unusually harsh weather conditions in the United States, including record rainfall in the company’s largest geographic market, California, also impacted results. Subsequent to the close of the first quarter, the company closed underperforming stores in Coral Springs, FL, Cupertino, CA and Stafford (Houston), TX.

“Proceeding into fiscal 2006, the retail environment in Australia remains difficult, and we plan to roll out a new marketing strategy for Australia’s summer season,” Linz said. “We also are proceeding with selective expansion in the U.S.”

During the first quarter, Barbeques Galore opened a new store in Norwalk, CT, its first in the tri-state region of the eastern U.S., and plans its second opening in the area by September of this year in Scarsdale, NY. Recently, new stores were opened in Alpharetta, GA, near Atlanta, and Temecula, CA, near San Diego.

In Australia, the Mile End SA store was relocated, the licensed store at Tweed Heads, NSW was purchased, and the Bowral store was sold to a licensee. The company last month opened a new store at Capalaba, Qld, and later this year will relocate its stores in Castle Hill, NSW and Camperdown, NSW to larger locations.

In a separate news release today, the company announced it has signed an agreement for a proposed transaction with Ironbridge Capital, a leading Australian private equity firm, to acquire all the outstanding stock and options in the company in a cash transaction valued at approximately US$45 million. Ironbridge will offer A$13.00 per share in cash, equal to US$9.91, based on present currency exchange rates. The agreement is subject to the grant of the appropriate approvals and fulfilment of certain financial and other conditions.

Barbeques Galore is the leading chain of specialty retail stores devoted to sales of barbecues, backyard accents, fireside products and related accessories. The company now owns and operates 68 stores in the U.S. and 44 stores in Australia. In addition, it has seven franchised stores in the U.S. and 48 licensed stores in Australia. Through its U.S. e-commerce Web site, www.bbqgalore.com, the company sells an extensive line of barbecue and fireside products and related accessories.

(more)

Barbeques Galore Limited

4-4-4

This press release contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to the company’s ability to successfully execute its expansion plans in existing as well as new geographic markets, its ability to successfully open planned and negotiated stores, the success of its new marketing strategy in Australia and consummation of the acquisition transaction. Forward looking statements are based on management’s current expectations and beliefs, and are subject to risks and uncertainties. Accordingly, actual results may differ materially from the forward-looking statements contained herein. Risks that relate to these forward looking statements include the risk that the transaction will not receive the required shareholder and government approvals and the risk that the transaction will otherwise not be completed. Further detailed information about risk factors that may impact the company’s business is set forth in the company’s periodic filings with the U.S. Securities and Exchange Commission. Barbeques Galore expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

#  #  #

(Tables Follow)

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

In Australian $ thousands, except share and per share data

	Fourth Quarter ended January 31		Year ended January 31
	2005	2004	2005	2004
	Unaudited	Restated	Audited	Restated
Net Sales
Australia	47,382	51,105	130,920	133,340
U.S.	29,818	33,832	156,172	160,689

Total net sales	77,200	84,937	287,092	294,029

Cost of goods sold, warehouse, distribution & occupancy costs	52,526	57,015	198,480	207,451

Gross profit	24,674	27,922	88,612	86,578

Selling, general & administration expenses	22,221	21,477	86,882	85,923
Store pre opening costs	-14	0	200	14
Relocation and closure costs (gains)	11	38	-170	3,427
Other expense (income)	4	74	-959	-3,004

Operating income	2,452	6,333	2,659	218

Equity in (loss) of affiliates	0	-444	0	-218
Interest expense	560	504	2,091	2,044

Income (loss) before income tax	1,892	5,385	568	-2,044

Income tax expense (benefit)	790	1,062	280	-1,267

Net income (loss)	1,102	4,323	288	-777

Basic earnings (loss) per share	0.26	1.05	0.07	-0.19

Diluted earnings (loss) per share	0.25	1.03	0.07	-0.19

Weighted average shares outstanding
- Basic	4,245	4,117	4,182	4,117

- Diluted	4,412	4,207	4,385	4,117

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

In US$ thousands, except share and per share data

	Fourth Quarter ended January 31		Year ended January 31
	2005	2004	2005	2004
Net Sales
Australia	36,347	37,879	96,848	91,112
U.S.	22,873	25,076	114,071	106,934

Total net sales	59,220	62,955	210,919	198,046

Cost of goods sold, warehouse, distribution & occupancy costs	40,293	42,260	145,822	139,355

Gross profit	18,927	20,695	65,097	58,691

Selling, general & administration expenses	17,046	15,919	63,840	57,489
Store pre opening costs	-11	0	145	9
Relocation and closure costs (gains)	8	28	-125	2,031
Other expense (income)	3	55	-685	-2,025

Operating income	1,881	4,693	1,922	1,187

Equity in (loss) of affiliates	0	-329	0	-189
Interest expense	430	374	1,539	1,366

Income (loss) before income tax	1,451	3,990	383	-368

Income tax expense (benefit)	606	787	197	-586

Net income (loss)	845	3,203	186	218

Basic earnings (loss) per share	0.20	0.78	0.04	0.05

Diluted earnings (loss) per share	0.19	0.76	0.04	0.05

Weighted average shares outstanding
- Basic	4,245	4,117	4,182	4,117

- Diluted	4,412	4,207	4,385	4,117

US$/A$ conversion rate	0.7671	0.7412	0.7347	0.6736

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In Australian $ thousands

	January 31, 2005	Restated January 31, 2004
	Audited	Audited
Assets

Current assets:
Cash and cash equivalents	$1,095	$3,521
Accounts receivable, net	7,666	8,966
Other receivables	6,050	5,175
Receivables from affiliates	—	1,880
Inventories	58,401	55,444
Deferred income taxes	3,076	2,510
Prepaid expenses and other current assets	1,873	994

Total current assets	78,161	78,490

Non-current assets:
Receivables from affiliates	—	1,250
Property, plant and equipment, net	21,376	23,221
Goodwill	1,393	1,096
Deferred income taxes	3,498	4,032
Other non-current assets	845	255

Total assets	$105,273	$108,344

Liabilities and shareholders’ equity

Current liabilities’
Accounts payable and accrued liabilities	$29,425	$29,751
Payables to related parties	4	90
Short-term bank borrowings	20,206	—
Current portion of obligations under capital leases	1,264	1,782
Income tax payable	3	288

Total current liabilities	50,902	31,911

Non-current liabilities:
Long-term debt	—	21,962
Obligations under capital leases, excluding current portion	2,333	2,151
Other long-term liabilities	3,730	3,718

Total liabilities	$56,965	$59,742

Shareholders’ equity:
Ordinary shares, no par value; authorized 27,437,853 shares; 4,670,291 shares issued; 4,245,291 shares outstanding	41,667	40,733
Accumulated other comprehensive (loss)	(5,084)	(4,872)
Retained earnings	13,921	14,937

	50,504	50,798
Less: Treasury Stock at cost - 425,000 ordinary shares	(2,196)	(2,196)

Total shareholders’ equity	48,308	48,602

Total liabilities and shareholders’ equity	$105,273	$108,344

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In US $ thousands

	January 31, 2005	January 31, 2004
		Restated
Assets

Current assets:
Cash and cash equivalents	$848	$2,691
Accounts receivable, net	5,937	6,854
Other receivables	4,685	3,956
Receivables from affiliates	—	1,437
Inventories	45,226	42,381
Deferred income taxes	2,382	1,919
Prepaid expenses and other current assets	1,450	760

Total current assets	60,528	$59,998

Non-current assets:
Receivables from affiliates	—	956
Property, plant and equipment, net	16,554	17,750
Goodwill	1,079	838
Deferred income taxes	2,709	3,082
Other non-current assets	653	194

Total assets	$81,523	$82,818

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and accrued liabilities	$22,787	$22,742
Payables to related parties	3	69
Short-term bank borrowings	15,648	—
Current portion of obligations under capital leases	979	1,362
Income tax payable	2	220

Total current liabilities	39,419	24,393

Non-current liabilities:
Long-term debt	—	16,788
Obligations under capital leases, excluding current portion	1,807	1,644
Other long-term liabilities	2,888	2,842

Total liabilities	$44,114	$45,667

Shareholders’ equity:
Ordinary shares, no par value; authorized 27,437,853 shares; 4,670,291 shares issued; 4,245,291 shares outstanding	32,267	31,136
Accumulated other comprehensive (loss)	(3,937)	(3,724)
Retained earnings	10,780	11,418

	39,110	38,830
Less: Treasury Stock at cost - 425,000 ordinary shares	(1,701)	(1,679)

Total shareholders’ equity	37,409	37,151

Total liabilities and shareholders’ equity	$81,523	$82,818

	0.7744	0.7644

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

In Australian $ thousands, except share and per share data

	First Quarter ended April 30
	2005	2004
Net Sales
Australia	24,334	24,232
U.S.	35,351	33,591

Total net sales	59,685	57,823

Cost of goods sold, warehouse, distribution & occupancy costs	44,200	40,995

Gross profit	15,485	16,828

Selling, general & administration expenses	20,471	18,971
Store pre opening costs	103	98
Relocation and closure costs (gains)	0	-99
Other expense (income)	0	0

Operating income (loss)	-5,089	-2,142

Equity in income of affiliates	0	0
Interest expense	314	459

Income (loss) before income tax	-5,403	-2,601

Income tax expense (benefit)	-1,909	-966

Net income (loss)	-3,494	-1,635

Basic earnings (loss) per share	-0.82	-0.39

Diluted earnings (loss) per share	-0.82	-0.39

Weighted average shares outstanding
- Basic	4,245	4,117

- Diluted	4,245	4,117

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

In US$ thousands, except share and per share data

	First Quarter ended April 30
	2005	2004
Net Sales
Australia	18,976	18,346
U.S.	27,567	25,432

Total net sales	46,543	43,778

Cost of goods sold, warehouse, distribution & occupancy costs	34,467	31,037

Gross profit	12,076	12,741

Selling, general & administration expenses	15,963	14,363
Store pre opening costs	80	74
Relocation and closure costs (gains)	0	-75
Other expense (income)	0	0

Operating income (loss)	-3,967	-1,621

Equity in income of affiliates	0	0
Interest expense	245	348

Income (loss) before income tax	-4,212	-1,969

Income tax expense (benefit)	-1,489	-731

Net income (loss)	-2,723	-1,238

Basic earnings (loss) per share	-0.64	-0.30

Diluted earnings (loss) per share	-0.64	-0.30

Weighted average shares outstanding
- Basic	4,245	4,117

- Diluted	4,245	4,117

US$/A$ conversion rate	0.7798	0.7571

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In Australian $ thousands

	April 30, 2005	January 31, 2005
		Audited
Assets

Current assets:
Cash and cash equivalents	$3,779	$1,095
Accounts receivable, net	8,114	7,666
Other receivables	1,261	6,050
Receivables from affiliates	—	—
Inventories	63,665	58,401
Deferred income taxes	4,021	3,076
Prepaid expenses and other current assets	3,890	1,873

Total current assets	84,730	78,161

Non-current assets:
Receivables from affiliates	—	—
Property, plant and equipment, net	23,121	21,376
Goodwill, net	1,420	1,393
Deferred income taxes	3,652	3,498
Other non-current assets	840	845

Total assets	$113,763	$105,273

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and accrued liabilities	$38,553	$29,425
Payables to related parties	5	4
Short-term bank borrowings	22,783	20,206
Current portion of obligations under capital leases	780	1,264
Income taxes payable	3	3

Total current liabilities	62,124	50,902

Non-current liabilities:
Long-term debt	—	—
Obligations under capital leases, excluding current portion	3,241	2,333
Other long-term liabilities	3,700	3,730

Total liabilities	$69,065	$56,965

Shareholders’ equity:
Ordinary shares, no par value; authorized 27,437,853 shares; 4,670,291 issued shares; 4,245,291 outstanding shares	41,672	41,667
Accumulated other comprehensive income	(5,205)	(5,084)
Retained earnings	10,427	13,921

	46,894	50,504
Less: Treasury Stock at cost - 425,000 ordinary shares	(2,196)	(2,196)

Total shareholders’ equity	44,698	48,308

Total liabilities and shareholders’ equity	$113,763	$105,273

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In US $ thousands

	April 30, 2005	January 31, 2005
		Audited
Assets

Current assets:
Cash and cash equivalents	$2,952	$848
Accounts receivable, net	6,338	5,937
Other receivables	985	4,685
Receivables from affiliates	—	—
Inventories	49,729	45,226
Deferred income taxes	3,141	2,382
Prepaid expenses and other current assets	3,038	1,450

Total current assets	66,183	$60,528

Non-current assets:
Receivables from affiliates	—	—
Property, plant and equipment, net	18,060	16,554
Goodwill, net	1,109	1,079
Deferred income taxes	2,853	2,709
Other non-current assets	656	653

Total assets	$88,861	$87,523

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and accrued liabilities	$30,114	$22,787
Payables to related parties	4	3
Short-term bank borrowings	17,796	15,648
Current portion of obligations under capital leases	609	979
Income taxes payable	2	2

Total current liabilities	48,525	39,479

Non-current liabilities:
Long-term debt	—	—
Obligations under capital leases, excluding current portion	2,532	1,807
Other long-term liabilities	2,890	2,888

Total liabilities	$53,947	$44,114

Shareholders’ equity:
Ordinary shares, no par value; authorized 27,437,853 shares; 4,670,291 issued shares; 4,245,291 outstanding shares	32,550	32,267
Accumulated other comprehensive income	(4,066)	(3,937)
Retained earnings	8,145	10,780

	36,629	39,110
Less: Treasury Stock at cost - 425,000 ordinary shares	(1,715)	(1,701)

Total shareholders’ equity	34,914	37,409

Total liabilities and shareholders’ equity	$88,861	$81,523

	0.7811	0.7744

Implementation Agreement

Annexure D – Share Scheme Deed Poll

Freehills Sydney 004902490	Printed 10 August 2005 (19:00)	page 37

Deed Poll – Share Scheme

Date:	[insert date]

By:	BBG Australia Pty Limited ACN 113 996 384 of Level 33, 88 Phillip Street, Sydney NSW 2000 (BBGA)

In favour of:	Each holder of fully paid ordinary shares in Barbeques Galore Limited (Galore) other than excluded shares as at the Record Date (Share Scheme Participants)

Recitals

A.	The directors of Galore consider that it is in the interests of Galore that Share Scheme Participants should consider approving the Share Scheme.

B.	Accordingly, the directors of Galore have resolved that Galore should propose the Share Scheme.

C.	The effect of the Share Scheme will be that all fully paid ordinary shares in Galore other than any Excluded Shares will be transferred to BBGA.

D.	On 10 August 2005 Galore and BBGA entered into an Implementation Agreement.

E.	In the Implementation Agreement, BBGA agreed to do certain things which may be necessary or expedient on its part to implement the Share Scheme.

F.

BBGA is entering into this Deed Poll for the purpose of covenanting in favour of the Share Scheme Participants to perform certain of its obligations under the Implementation Agreement and the Share Scheme.

Operative Provisions

1	Definitions and Interpretations

1.1	Definitions

In this Deed Poll:

ADSs means American depository shares in Galore;

BBGA means BBG Australia Pty Limited ACN 113 996 384;

Business Day means a weekday on which trading banks are open for business generally in Sydney, Australia;

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Deed Poll

Corporations Act means the Corporations Act 2001;

Court means the Federal Court of Australia;

Deed Poll means this deed poll under which BBGA covenants in favour of the Share Scheme Participants to perform certain obligations in connection with the Share Scheme;

Effective, when used in relation to the Share Scheme means the coming into effect, under section 411(10) of the Corporations Act, of the Court order made under section 41l(4)(b) in relation to the Share Scheme;

Effective Date means the date on which the Share Scheme becomes Effective;

Excluded Shares means Shares represented by ADSs held by Barbeques Galore, Inc. as at the Effective Date;

Implementation Agreement means the implementation agreement dated 10 August 2005 between Galore and BBGA relating to the implementation of the Share Scheme;

Implementation Date means the fifth Business Day following the Record Date or such other date as NASDAQ or SEC may require;

NASDAQ means National Association of Securities Dealers Automated Quotation;

Record Date means 5.00pm on the fifth Business Day after the date on which the Share Scheme becomes Effective or such other date as NASDAQ or SEC may require;

Register means the Galore register of members;

SEC means the United States Securities and Exchange Commission;

Securities Act means the United States Securities Act of 1933, as amended;

Share means fully paid ordinary shares of Galore (including shares represented by ADSs);

Share Registrar means Morgan Guaranty Trust Company of New York;

Share Scheme means this scheme of arrangement subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act;

Share Scheme Consideration means A$13.00, for each Share (other than any Excluded Shares) held at the Record Date;

Share Scheme Participant means each Shareholder as at the Record Date;

Shareholder means each person who is registered in the register of members as the holder of Shares;

US Person means a US person as defined in Regulation S of the Securities Act; and

US, USA or United States means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

1.2	Interpretation

In this Deed Poll (including the Recitals), unless the context otherwise requires:

(a)	the singular includes the plural and vice versa;

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Deed Poll

(b)	each gender includes every other gender;

(c)	references to persons include references to corporations, partnerships, joint ventures, associations, bodies corporate and any government agency;

(d)	words and phrases not defined in the Implementation Agreement have the same meaning (if any) given to them in the Corporations Act;

(e)	references to any legislation or regulations include any statutory modification of or substitution for such legislation or regulations;

(f)	references to agreements are to agreements as amended from time to time;

(g)

a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, this Deed and a reference to this Deed Poll includes any annexure, exhibit and schedule;

(h)	headings and sub-headings to this Deed Poll do not affect the interpretation of this agreement; and

(i)	references to “A$” is a reference to the lawful currency of Australia; and

(j)	a reference to any time is a reference to that time in Sydney, Australia.

1.3	Nature of Deed Poll

BBGA acknowledges that this Deed Poll may be relied on and enforced by any Share Scheme Participant in accordance with its terms even though the Share Scheme Participants are not party to it.

2	Conditions precedent

(a)	BBGA’s obligations under clause 3 are subject to the Share Scheme becoming Effective.

(b)

If the Share Scheme does not become Effective on or before 31 December 2005, the obligations of BBGA under this Deed Poll will terminate when the Implementation Agreement terminates unless BBGA and Galore otherwise agree in writing.

(c)	If this Deed Poll is terminated under this clause 2 then in addition and without prejudice to any other rights, powers or remedies available to it:

(1)	BBGA is released from its obligations to further perform this Deed Poll except those obligations contained in clause 6 and any other obligations which by their nature survive termination; and

(2)	Share Scheme Participants retain the rights they have against BBGA in respect of any breach which occurred before this Deed Poll is terminated.

3	Payment of Share Scheme Consideration

(a)	Timing of payment

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Deed Poll

Subject to clause 2, on the Implementation Date:

(1)

BBGA will provide or procure the provision of the Share Scheme Consideration to the Share Scheme Participants for each Share registered in the name of that Share Scheme Participant (other than any Excluded Shares) in the Register in accordance with the provisions of this Share Scheme.

(2)

In consideration for, and upon BBGA providing written confirmation to Galore of, the despatch by way of bank cheque or telegraphic transfer of the Share Scheme Consideration to the Share Scheme Participants in accordance with paragraph (1) above:

(A)	all of the Shares (other than any Excluded Shares) will be transferred to BBGA without the need for any further act by any Share Scheme Participant;

(B)	Galore as the attorney and agent for each of the Share Scheme Participants will deliver to BBGA a Share Transfer to transfer all of the Shares (other than any Excluded Shares) to BBGA; and

(C)	the Shares (other than any Excluded Shares) together with all rights and entitlements attaching to those Shares as at that date will be transferred to BBGA.

(b)	Manner of payment

(1)

BBGA will offer Share Scheme Participants who are US Persons the right to elect to receive their Share Scheme Consideration in US$. Any such election must be made in writing to BBGA (or the Share Registrar) not less than 5 Business Days before the Implementation Date. BBGA will convert any A$ into US$ pursuant to such elections as close as practicable to the date of the payment, at the exchange rate obtainable by BBGA or its bankers on the currency spot market in Sydney, Australia. The cost of any currency exchange will be borne by BBGA. All fluctuations in the A$/US$ exchange rate will be at the sole risk of those making any such election.

(2)

BBGA’s obligation to pay or procure the payment of the Share Scheme Consideration will be satisfied by BBGA dispatching or procuring the despatch to each Share Scheme Participant, by prepaid post to their address recorded in the Register at the Record Date, of a cheque for the Share Scheme Consideration due to that Share Scheme Participant in accordance with the Share Scheme, or by electronic funds transfer to the Share Scheme Participant’s nominated bank account according to instructions held on the Register. In the case of joint holders of Shares, the cheque or funds transfer will be forwarded to the holder whose name appears first in the Register on the Record Date.

4	Warranties

BBGA represents and warrants that:

(a)	it is a corporation validly existing under the laws of its place of incorporation;

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Deed Poll

(b)	it has the corporate power to enter into and perform its obligations under this Deed Poll and to carry out the transactions contemplated by this Deed Poll;

(c)

it has taken all necessary corporate action to authorise the entry into this Deed Poll and has taken or will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions contemplated by this Deed Poll; and

(d)	this Deed Poll is valid and binding upon it.

5	Continuing obligations

This Deed Poll is irrevocable and subject to clause 2, remains in full force and effect until:

(a)	BBGA has completely performed its obligations under this Deed Poll; or

(b)	the earlier termination of this Deed Poll under clause 2.

6	General

6.1	Stamp Duty

BBGA will:

(a)

pay all stamp duties and any related fines and penalties in respect of the Share Scheme and this Deed Poll, the performance of this Deed Poll and each transaction effected or made under the Share Scheme and this Deed Poll; and

(b)	indemnify each Share Scheme Participant against any liability arising from failure to comply with clause 6.1 (a).

6.2	Notices

Any notice or other communication to BBGA in respect of this deed poll must be in legible writing and in English and:

(a)	addressed as shown below:

Attention:	Paul Evans

Address:	Level 33, 88 Phillip Street, Sydney NSW 2000

Fax no:	02 9250 8777

(b)	must be signed by the person making the communication or by a person duly authorised by that person;

(c)	must be delivered or posted by prepaid post to the address, or sent by fax to the fax number, of BBGA in accordance with clause 6.2(a); and

(d)	is taken to be received:

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Deed Poll

(1)

if by delivery, when it is delivered unless it is delivered on a day other than a Business Day or after 5.00 pm on a Business Day in which case it is taken to be received at 9:00 am on the next Business Day;

(2)	if sent by prepaid post, three Business Days after posting (or seven Business Days, if posted to or from a place outside Australia); and

(3)

if a facsimile, at the time of dispatch if the sender receives a transmission report which confirms that the facsimile was sent in its entirety to the facsimile number of the recipient unless the day in the place in which the facsimile is received is not a Business Day or the time in the place in which the facsimile was received was after 5.00 pm on a Business Day, in which case it is taken to be received at 9.00 am on the next Business Day.

6.3	Cumulative rights

The rights, powers and remedies of BBGA and the Share Scheme Participants under this Deed Poll are cumulative with the rights, powers or remedies provided by law independently of this Deed Poll.

6.4	Waiver and variation

(a)	A provision or a right under this Deed Poll may not be waived except in writing signed by the person granting the waiver.

(b)

A provision of this Deed Poll may not be varied unless the variation is agreed to by Galore and the Court in which event BBGA will enter into a further Deed Poll in favour of the Share Scheme Participants giving effect to such amendment.

6.5	Governing law and jurisdiction

(a)	This Deed Poll is governed by the laws of New South Wales, Australia.

(b)	BBGA irrevocably submits to the non-exclusive jurisdiction of the Courts of New South Wales, Australia.

6.6	Assignment

The rights and obligations of a person under this Deed Poll are personal. They cannot be assigned, charged or otherwise dealt with, and no person shall attempt or purport to do so.

6.7	Further action

BBGA will promptly do all things and execute all further documents necessary to give effect to this Deed Poll.

Executed as a Deed Poll:

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Deed Poll

Signed sealed and delivered by BBG Australia Pty Limited
by:

Secretary/Director	Director

Name (please print)	Name (please print)

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Implementation Agreement

Annexure E – Options Scheme Deed Poll

Freehills Sydney 004902490	Printed 10 August 2005 (19:00)	page 38

Deed Poll – Options Scheme

Date:	[insert date]

By:	BBG Australia Pty Limited ACN 113 996 384 of Level 33, 88 Phillip Street, Sydney NSW 2000 (BBGA)

In favour of:	Each holder of options over unissued ordinary shares in Barbeques Galore Limited (Galore) as at the Record Date (Options Scheme Participants)

Recitals

A.	The directors of Galore consider that it is in the interests of Galore that Optionholders should consider approving the Options Scheme.

B.	Accordingly, the directors of Galore have resolved that Galore should propose the Options Scheme.

C.	The effect of the Options Scheme will be that all options over unissued Galore Shares will be cancelled.

D.	On 10 August 2005 Galore and BBGA entered into an Implementation Agreement.

E.	In the Implementation Agreement, BBGA agreed to do certain things which may be necessary or expedient on its part to implement the Options Scheme.

F.	BBGA is entering into this Deed Poll for the purpose of covenanting in favour of the Optionholders to perform certain of its obligations under the Implementation Agreement and the Options Scheme.

Operative Provisions

1	Definitions and Interpretations

1.1	Definitions

In this Deed Poll:

ADSs means American depository shares in Galore.

ASIC means the Australian Securities & Investments Commission.

BBGA means BBG Australia Pty Limited ACN 113 996 384.

Freehills Sydney\004895654	Printed 10 August 2005 (20:57)	page 1

Deed Poll - Option Scheme

Business Day means a weekday on which the trading banks are open for business in Sydney.

Corporations Act means the Corporations Act 2001 (Cth) and the regulations made under that Act.

Court means the Federal Court of Australia.

Deed Poll means this Deed Poll executed by BBGA in favour of the Optionholders.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Options Scheme, but in any event at no time before office copies of the orders of the Court are lodged with ASIC.

Effective Date means the date on which the Options Scheme becomes Effective.

Implementation Agreement means the Implementation Agreement dated 10 August 2005 between Galore and BBGA relating to the implementation of the Options Scheme.

Implementation Date means the fifth Business Day after the Record Date or such other date as NASDAQ or SEC may require.

NASDAQ means National Association of Securities Dealers Automated Quotation.

Optionholder means each person who is registered as the holder of an Option as at the Record Date.

Options means options over unissued Shares.

Options Consideration means the consideration payable to Optionholders for the cancellation of each Option as set in Annexure A.

Options Register means the Galore register of Options.

Options Scheme means this scheme of arrangement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Options Scheme Meetings means the meetings of Optionholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act.

Record Date means 5.00pm (Sydney time) on the fifth Business Day following the Effective Date or such other date as NASDAQ or SEC may require.

SEC means the United States Securities and Exchange Commission.

Securities Act means the United States Securities Act of 1933, as amended.

Shares means fully paid ordinary shares in Galore (including shares represented by ADSs).

US Person means a US person as defined in Regulation S of the Securities Act.

US, USA or United States means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

1.2	Interpretation

In this Deed Poll (including the Recitals), unless the context otherwise requires:

(a) the singular includes the plural and vice versa;

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Deed Poll - Option Scheme

(b)	each gender includes every other gender;

(c)	references to persons include references to corporations, partnerships, joint ventures, associations, bodies corporate and any government agency;

(d)	words and phrases not defined in the Implementation Agreement have the same meaning (if any) given to them in the Corporations Act;

(e)	references to any legislation or regulations include any statutory modification of or substitution for such legislation or regulations;

(f)	references to agreements are to agreements as amended from time to time;

(g)

a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, this Deed Poll and a reference to this Deed Poll includes any annexure, exhibit and schedule;

(h)	headings and sub-headings to this Deed Poll do not affect the interpretation of this agreement; and

(i)	a reference to “A$” is a reference to the lawful currency of Australia; and

(j)	a reference to any time is a reference to that time in Sydney, Australia.

1.3	Nature of Deed Poll

BBGA acknowledges that this Deed Poll may be relied on and enforced by any Optionholder in accordance with its terms even though the Optionholders are not party to it.

2	Conditions precedent

(a)	BBGA’s obligations under clause 3 are subject to the Options Scheme becoming Effective.

(b)

If the Options Scheme does not become Effective on or before 31 December 2005, the obligations of the BBGA under this Deed Poll will terminate when the Implementation Agreement terminates unless BBGA and Galore otherwise agree in writing.

(c)	If this Deed Poll is terminated under this clause 2 then in addition and without prejudice to any other rights, powers or remedies available to it:

(1)	BBGA is released from its obligations to further perform this Deed except those obligations contained in clause 6 and any other obligations which by their nature survive termination; and

(2)	Optionholders retain the rights they have against BBGA in respect of any breach which occurred before this Deed Poll is terminated.

3	Payment of Options Scheme Consideration

(a)	Timing of payment

Subject to clause 2, on the Implementation Date:

(1)

BBGA will provide or procure the provision of the Options Consideration to the Options Scheme Participant for each Option registered in the name of that Options Scheme Participant in the Register in accordance with the provisions of this Options Scheme; and

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Deed Poll - Option Scheme

(2)

in consideration for, and upon BBGA providing written confirmation to Galore of, the dispatch by way of back cheque or telegraphic transfer of the Options Consideration to the Options Scheme Participant in accordance with paragraph (1), all of the Options will be cancelled without the need for any further act by any Optionholder;

(b)	Manner of payment

(1)

BBGA will offer Optionholders who are US Persons the right to elect to receive their Options Consideration in US$. Any such election must be made in writing to BBGA (or Galore) not less than 5 Business Days before the Implementation Date. BBGA will convert any A$ into US$ pursuant to such elections as close as practicable to the date of the payment, at the exchange rate obtainable by BBGA or its bankers on the currency spot market in Sydney, Australia. The cost of any currency exchange will be borne by BBGA. All fluctuations in the A$/US$ exchange rate will be at the sole risk of those making any such election.

(2)

BBGA’s obligation to pay or procure the payment of the Options Scheme Consideration will be satisfied by BBGA dispatching or procuring the dispatch to each Options Scheme Participant, by prepaid post to their address recorded in Galore’s register of Options at the Record Date, of a cheque for the Options Scheme Consideration due to that Options Scheme Participant in accordance with the Options Scheme.

4	Warranties

BBGA represents and warrants that:

(a)	it is a corporation validly existing under the laws of its place of incorporation;

(b)	it has the corporate power to enter into and perform its obligations under this Deed Poll and to carry out the transactions contemplated by this Deed Poll;

(c)

it has taken all necessary corporate action to authorise the entry into this Deed Poll and has taken or will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions contemplated by this Deed Poll; and

(d)	this Deed Poll is valid and binding upon it.

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Deed Poll - Option Scheme

5	Continuing obligations

This Deed Poll is irrevocable and subject to clause 2, remains in full force and effect until BBGA has completely performed its obligations under this Deed Poll or the earlier termination of this Deed Poll under clause 2.

6	Stamp duty

BBGA will:

(a)

pay all stamp duties and any related fines and penalties in respect of the Option Scheme and this Deed Poll, the performance of this Deed Poll and each transaction effected or made under the Option Scheme and this Deed Poll; and

(b)	indemnify each Option Scheme Participant against any liability arising from failure to comply with clause 6(a).

7	General

7.1	Notices

Any notice or other communication to BBGA in respect of this Deed Poll must be in legible writing and in English and:

(a)	addressed as shown below:

Attention:	Paul Evans

Address:	Level 33, 88 Phillip Street, Sydney NSW 2000

Fax no:	02 9250 8777

(b)	must be signed by the person making the communication or by a person duly authorised by that person;

(c)	must be delivered or posted by prepaid post to the address, or sent by fax to the fax number, of BBGA in accordance with clause 7.1 (a); and

(d)	A notice, consent, request or any other communication under or in connection with this Deed Poll is taken to be received:

(1)

if by delivery, when it is delivered unless it is delivered on a day other than a Business Day or after 5.00 pm on a Business Day in which case it is taken to be received at 9:00 am on the next Business Day;

(2)	if sent by prepaid post, three Business Days after posting (or seven Business Days, if posted to or from a place outside Australia); and

(3)

if a facsimile, at the time of dispatch if the sender receives a transmission report which confirms that the facsimile was sent in its entirety to the facsimile number of the recipient unless the day in the place in which the facsimile is received is not a Business Day or the time in the place in which the facsimile was received was after 5.00 pm on a Business Day, in which case it is taken to be received at 9.00 am on the next Business Day.

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Deed Poll - Option Scheme

7.2	Cumulative rights

The rights, powers and remedies of BBGA and the Options Scheme Participants under this Deed Poll are cumulative with the rights, powers or remedies provided by law independently of this Deed Poll.

7.3	Waiver and variation

(a)	A provision or a right under this Deed Poll may not be waived except in writing signed by the person granting the waiver.

(b)

A provision of this Deed Poll may not be varied unless the variation is agreed to by Galore and the Court in which event BBGA will enter into a further Deed Poll in favour of the Options Scheme Participants giving effect to such amendment.

7.4	Governing law and jurisdiction

(a)	This Deed Poll is governed by the laws of New South Wales, Australia.

(b)	BBGA irrevocably submits to the non-exclusive jurisdiction of the Courts of New South Wales, Australia.

7.5	Assignment

The rights and obligations of a person under this Deed Poll are personal. They cannot be assigned, charged or otherwise dealt with, and no person shall attempt or purport to do so.

7.6	Further action

BBGA will promptly do all things and execute all documents necessary to give effect to this Deed Poll.

Executed as a Deed Poll:

Signed sealed and delivered by BBG Australia Pty Limited
by:
Secretary/Director	Director

Name (please print)	Name (please print)

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Implementation Agreement

Annexure F - Options Consideration

Vested Options

Exercise Price		Option Vesting Date	Number of Options	Option Consideration
US$	6.38	11 April 2005	77,802	A$	4.49
US$	2.54	1 July 2005	84,686	A$	9.61
US$	4.10	1 January 2003	22,300	A$	7.53
US$	3.02	1 July 2002	118,352	A$	8.97
US$	4.67	1 July 2004	132,650	A$	6.77

	Unvested Options

Exercise Price		Option Vesting Date	Number of Options	Option Consideration
US$	4.74	15 September 2005	25,000	A$	6.68
US$	4.26	Exercisable in three equal instalments: 11 April 2006 11 April 2007 11 April 2008	17,500	A$	7.32
US$	5.10	1 September 2005	16,000	A$	6.20

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